Exhibit 99.85

CROWNPOINT AND HOSTA BUTTE URANIUM PROJECT
MCKINLEY COUNTY, NEW MEXICO, USA

MINERAL RESOURCE TECHNICAL REPORT

NATIONAL INSTRUMENT 43-101
UPDATED

PREPARED FOR:

enCore Energy Corp.

AUTHORED BY:

Douglas L. Beahm, P.E., P.G.

Principal Engineer BRS Inc. - Principal Author

Carl Warren, P.E., P.G.

Project Engineer BRS Inc.- Coauthor

Joshua Stewart, P.E., P.G.

Project Engineer BRS Inc. - Coauthor

W. Paul Goranson, P.E.

Engineer, CEO enCore Energy Corp. - Coauthor Effective Date: February 25, 2022

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SECTION 12: DATA VERIFICATION	39
Crownpoint	39
Hosta Butte	41
Core Assays	43
Density	44
Summary	44
SECTION 13: MINERAL PROCESSING AND METALLURGICAL TESTING	45
SECTION 14: MINERAL RESOURCE ESTIMATES	47
Mineral Resource Summary	47
Resource Estimation Methods	51
Cutoff Criteria	52
Radiometric Equilibrium	53
SECTION 15: MINERAL RESERVE ESTIMATES	72
SECTION 16: MINING METHODS	73
SECTION 17: RECOVERY METHODS	74
SECTION 18: PROJECT INFRASTRUCTURE	75
SECTION 19: MARKET STUDIES AND CONTRACTS	76
SECTION 20: ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	77
SECTION 21: CAPITAL AND OPERATING COSTS	78
SECTION 22: ECONOMIC ANALYSIS	79
SECTION 23: ADJACENT PROPERTIES	80
SECTION 24: OTHER RELEVANT DATA AND INFORMATION	81
SECTION 25: INTERPRETATION AND CONCLUSIONS	82
SECTION 26: RECOMMENDATIONS	83
SECTION 27: REFERENCES	85
Previous Reports:	85
Publications Cited:	85
Web Site Links Cited:	86
ADDENDUM A: Mineral Resource Audit-Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA	87

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Tables

Table 1.1: Indicated Mineral Resource	4
Table 1.2: Inferred Mineral Resource	4
Table 4.1: Land Description	10
Table 12.1: Core Assay Data	43
Table 14.1: Total Indicated Mineral Resources	48
Table 14.2: Total Inferred Mineral Resources	48
Table 14.3: Indicated Mineral Resources Crownpoint Area	49
Table 14.4: Inferred Mineral Resources Crownpoint Area	49
Table 14.5: Indicated Mineral Resources Hosta Butte Area	50
Table 14.6: Inferred Mineral Resources Hosta Butte Area	50
Table 23.1: Summary of Estimated Mineral Resources at Crownpoint Controlled by NuFuel	80
Table 26.1: Recommendation Costs Phase I	84
Table 26.2: Recommendation Costs Phase 2	84

Figures

Figure 4.1: Vicinity Map	11
Figure 4.2: Location Map	12
Figure 5.1: Average Climate in Crownpoint, New Mexico	18
Figure 7.1: Geologic Map	21
Figure 7.2: Type Log	23
Figure 7.3: Crownpoint Drill Hole and Cross Section Location Map	25
Figure 7.4: Crownpoint Cross Section Cl	26
Figure 7.5: Crownpoint Cross Section C2	27
Figure 7.6: Crownpoint Cross Section C3	28
Figure 7.7: Hosta Butte Drill Map and Cross Section Location Map	30
Figure 7.8: Hosta Butte Cross Section HI	31
Figure 7.9: Hosta Butte Cross Section H2	32
Figure 8.1: Typical Roll Front	34
Figure 8.2: Oxidation/Reduction Boundaries	35
Figure 12.1: Crownpoint Verification of the Radiometric Database	40
Figure 12.2: Hosta Butte Verification of the Radiometric Database	42
Figure 14.1: Radiometric Equilibrium	55
Figure 14.2: Zone A GT Contour Crownpoint	57
Figure 14.3: Zone AT Contour Crownpoint	58
Figure 14.4: Zone B GT Contour Crownpoint.	59
Figure 14.5: Zone BT Contour Crownpoint	60
Figure 14.6: Zone C GT Contour Crownpoint.	61
Figure 14.7: Zone CT Contour Crownpoint	62
Figure 14.8: Zone D GT Contour Crownpoint	63
Figure 14.9: Zone D T Contour Crownpoint.	64
Figure 14.10: Zone B GT Contour Hosta Butte	66
Figure 14.11: Zone BT Contour Hosta Butte	67
Figure 14.12: Zone C GT Contour Hosta Butte	68
Figure 14.13: Zone CT Contour Hosta Butte	69
Figure 14.14: Zone D GT Contour Hosta Butte	70
Figure 14.15: Zone D T Contour Hosta Butte	71

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SECTION 1: SUMMARY

This Technical Report Update was prepared for enCore Energy Corp., (enCore), in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101) and in accordance with Canadian Institute Mining (CIM) Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves (CIM standards). The properties and project areas which are the subject of this Technical Report Update are held by Tigris Uranium U.S. Corp., a wholly owned subsidiary of enCore Energy Corp. (enCore).

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project. Thus, the additional requirements ofFonn 43-l0lFl, for advanced technical reports, Sections 15 through 22, do not currently apply and the estimates provided herein relate solely mineral resources not mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards. However, considerations of reasonable prospects for economic extraction were applied to the mineral resource calculations herein.

This report updates the Technical Report titled, “CROWNPOINT AND HOSTA BUTTE URANIUM PROJECT, McKinley County, New Mexico, USA, MINERAL RESOURCE TECHNICAL REPORT, NATIONAL INSTRUMENT 43-101”, and dated May 14, 2012, was prepared by BRS Inc., of Riverton, Wyoming, on behalf of Tigris Uranium Corp. (BRS 20 I 2).

WWC Engineering (WWC) was retained by enCore to prepare an independent Mineral Resource Audit on the Crownpoint and Hosta Butte Uranium Property (the Property) as part of this Technical Report Update. The independent Mineral Resource Audit, prepared by Ben Schiffer, P.G., QP, acting on behalf of WWC, is attached as Appendix A to this report.

Since the date of the previous Technical Report (BRS 2012), Neither Tigris nor encore has performed exploration on the Property. The Mineral Resource quantities for the Crownpoint and Hosta Butte uranium deposits were re-evaluated by BRS in February of 2022, to address changes in NI 43-101 and CIM guidance and recommendations in the Independent Mineral Resource Audit by Ben Schiffer, P.G., QP. Included in this was to address 1) quality accountability and control of figures, 2) update the bulk unit weight used in the mineral resource calculations and 3) to remove isolated mineralized areas from the Indicated Mineral Resource estimate which did not meet reasonable prospects for economic extraction.

The following is a brief list of terms and abbreviations used in this report:

Cy	cubic yard
eU3O8	radiometric equivalent U3Os
Ft	foot or feet
ft2	square foot
THK	thickness
Grade	weight percent
GT	grade thickness product
Lb. (lbs.)	pound or pounds
Ton	short ton (2,000 lbs.)
Tpd	tons per day
ISL	In Situ Leach;equivalent to ISR, In Situ Recovery

Project Overview

The Crownpoint and Hosta Butte uranium project (the Project) is located in the Grants Uranium Region. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province. The Grants Uranium Region has been the most prolific producer ofuranium in the United States (McLemore and Chenoweth, 1991). With production as early as 1948, over 347 million lbs. ofU3Os have been produced from the region. The majority of which was produced during the years 1953 through 1990.

Project Description and Ownership

The Project is located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and Sections, 3, 9, and 11, Township 16 North, Range 13 West, comprising approximately 3,020 acres (Refer to Figure 4.1 - Location Map).

enCore owns the mineral estate outright. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate subject only to a 3% gross proceeds royalty on uranium mined from the Project.

Surface rights are held separately from the mineral rights on the Project. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge and to the southwest of the small town ofCrownpoint, New Mexico.

Development Status

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project. The purpose of this report is to define the in-place mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards.

Regulatory Status

The regulatory status for the Crownpoint area (Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West) is different than that the of regulatory status of the Hosta Butte property (Sections, 3, 9, and 11, Township 16 North, Range 13 West).

The Crownpoint area of the Project is wholly within NuFuels, Inc.’s (a wholly owned subsidiary of Laramide Resources LTD) Source Materials License SUA-1580 for the in-situ recovery (ISR) of uranium which was issued by the US Nuclear Regulatory Commission (NRC) (http://www.nrc.gov/infofinder/materials/uranium). Water rights have been approved by the New Mexico State Engineer for a portion of the Crownpoint area. Other Permits will be required to operate the at the Crownpoint area.

There have been no permits or licenses issued for the Hosta Butte property.

Geology and Mineralization

Uranium mineralization is typical of sandstone hosted roll-front deposits found within the Western US. The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project and is approximately 360 feet thick. For the purposes of estimating mineral resources the authors subdivided the Westwater Canyon into four distinct sand units/zones.

In the Crownpoint area mineralized thickness ranges from the minimum of 2 feet to over 40 feet. Average thickness of all intercepts was 7.6 feet. Average GT of all intercepts was 0.77. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

In the Hosta Butte area mineralized thickness ranges from the minimum of 2 feet to over 33 feet. Average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more with trend width typically in the range of 100 to 300 feet.

Exploration and Drilling Status

Drilling within the Crownpoint area focused on portions of three sections 19 and 29, Tl 7N, Rl2W and Section 24 Tl 7N, Rl3W. Within the Crownpoint area 482 rotary drill holes and 37 core holes were completed. Drilling within the Hosta Butte area also included three sections, 3, 9, and 11, Tl6N, Rl3W. However, the drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11, Tl6N, Rl3W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively.

Data available for the preparation of this report included historic data developed by previous owners of the property, predominantly Conoco Minerals Corp. This data was verified by the author, as described in Section 12 of this report, and is considered reliable for the purposes of estimating mineral resources.

Indicated Mineral Resources

The mineral resource estimates presented herein have been completed in accordance with CIM Standards and NI 43-101. The mineral resource calculation meets CIM criteria as an Indicated Mineral Resource based on the drill density, the apparent continuity of the mineralization along trends, the geologic correlation, and the modeling of the deposit. This tabulation shows the total Indicated Mineral Resource and the portion thereof controlled by enCore, i.e., 100% of Hosta Butte and Crownpoint Sections 19 and 29, and 60% of Crownpoint Section 24. A discussion of individual resource areas follows in Section 14. These Indicated Mineral Resource quantities are the subject of the independent “Mineral Resource Audit - Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA” dated January 17, 2022. The Indicated Mineral Resource at a 0.02% eU3O8 grade cutoff and 0.1, 0.25, and 0.5 GT cutoffs is provided in Table 14.3, to illustrate the effect of GT cutoff on the estimate. The 0.25 GT cutoff for the Indicated Mineral Resource is recommended based upon reasonable prospects for economic extraction and is summarized in Table I.I.

Table 1.1 - Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* 0.25		Total Indicated Resource	encore Controlled
	Pounds eU3O8	19,565,000	16,223,000
Crownpoint	Tons	9,027,000	7,321,000
	Avg. Grade% eU3O8	0.108	0.111
	Pounds eU3O8	9,479,000	9,479,000
Hosta Butte	Tons	3,637,000	3,637,000
	Avg. Grade% eU3O8	0.130	0.130
	Pounds eU3O8	29,044,000	25,702,000
Total Indicated Mineral Resource	Tons	12,664,000	10,958,000
	Avg. Grade % eU3O8	0.115	0.117

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade(% eU3O8) x Thickness (Feet) for Grade> 0.02 % eU3O8. Inferred Mineral

Resources

In addition to the foregoing Indicated Mineral Resource, Inferred Mineral Resources may be projected primarily as extensions of the Indicated Mineral Resource along the geologic trends of the mineralization. By CIM definition, Inferred Mineral Resources are the part of a Mineral Resource for which quantity and grade, or quality can be calculated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, by geological and grade continuity (CIM, 2003). The following Mineral Resource estimate meets CIM criteria as an Inferred Mineral Resource based on 1) drilling density, 2) the apparent continuity of the mineralization along trends, 3) the geological correlation, and 4) the modeling of the deposit. A summary of the estimated Inferred Mineral Resource is provided in Table 14.2. This tabulation shows the total inferred mineral resource and the portion thereof controlled by enCore, i.e., 100% ofHosta Butte and Crownpoint Sections 19 and 29, and 60% of Crownpoint Section 24. These Inferred Mineral Resource quantities are the subject of the independent “Mineral Resource Audit - Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA” dated January 17, 2022. Comments from which BRS inc. used as basis for re-evaluation of the 2012 Inferred Mineral Resource calculations. Table 1.2 summarizes the tabulation of Inferred Mineral Resource at a 0.02% eU3O8 grade cutoff and 0.1 GT cutoff.

Table 1.2 - Total Inferred Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.1		Total Inferred Resource	encore Controlled
	Pounds eU3O8	1,516,000	1,463,00
Crownpoint	Tons	791,000	758,00
	Avg. Grade% eU3O8	0.096	0.097
	Pounds eU3O8	4,922,000	4,922,00
Hosta Butte	Tons	2,220,000	2,220,00
	Avg. Grade% eU3O8	0.111	0.111
	Pounds eU3O8	6,438,000	6,385,00
Total Inferred Mineral Resource	Tons	3,011,000	2,978,00
	Avg. Grade% eU3O8	0.107	0.107

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade(% eU308) x Thickness (Feet) for Grade> 0.02 % eU308.

Conclusions

Available data used in this report has been verified and in the opinion of the authors is reliable for the purposes of estimating mineral resources for the Project This data supports the mineral resource estimation and categorizations for the Project as summarized in Tables 1.1 and 1.2 and discussed in Section 14.

The portion of the Project with defined Indicated Mineral Resources would support a preliminary economic assessment or preliminary feasibility study (PFS).

The Project, including the Crownpoint and Hosta Butte areas, is considered by the authors to represent a significant uranium resource and further work to progress the project towards mine development is warranted. Current and future long-term prices for uranium are expected to rise as a result of supply/demand changes being observed in the uranium markets, (UxC, LLC, 2021)

The technical risks related to the project are low as the mining and recovery methods are proven. In the opinion of the authors, the Project could be developed as either ISR or some manner of conventional underground mine operation.

Portions of the project are within NuFuels’ ISR area, licensed by the NRC, however, an aquifer exemption, as well as other permits, described in Section 4 would be required before the facility could be operated. The environmental data, analysis, and environmental impact assessment completed by NuFuels would be helpful in permitting and licensing of the Project. The NuFuels licensing effort and incumbent litigation which support the licensing sets a positive precedent for uranium mine development in the region.

The authors are not aware of any other specific risks or uncertainties that might significantly affect the mineral resource estimates. The authors are aware of the lengthy permitting and licensing timelines that have affected the NuFuels Crownpoint property, and any risks to the enCore property are acknowledged by the authors. However, the impact or mitigating efforts cannot be quantified at this time. Any estimation or reference to costs and uranium prices within the context of this report over the potential life of mine are by its nature forward-looking and subject to various risks and uncertainties. No forward-looking statement can be guaranteed, and actual future results may vary materially.

Recommendations

The following recommendations relate to potential improvement and/or advancement of the Project and fall within two categories; recommendations to potentially enhance the resource base and recommendation to advance the Project towards development, which may be conducted contemporaneously.

Recommended Program to Increase Resource Base:

Crownpoint

Mineralization within the Crownpoint portion of the Project is well defined by drilling. With drilling spacing within the Indicated Mineral Resource around 150 feet on average. For this and other considerations discussed in this report over 90% of the mineral resources are classified as Indicated Mineral Resources. Further, in some areas additional drilling could be recommended to possibly enhance the resource base surface conditions limit access for drilling.

Hosta Butte

For the Hosta Butte portion of the Project, drilling is sparser and as a result the mineral resources are classified as approximately 70% Indicated and 30% Inferred Mineral Resources. Referring to the GT Contour Figures 14.10, 14.12, and 14.16 for Hosta Butte, targeted drilling in the areas where Inferred Mineral Resources have been projected along the mineralized trend could enhance the resources base by elevating the resource category. In addition, specifically regarding the B Zone, in the southwest portion of Section 3, Tl6N, Rl3W, drilling is sparse at around 400 feet spacing or greater, which is greater than the width of the B Zone trend. Drilling in this area has the potential of expanding the resource along some 1,500 to 2,000 feet in this area. In addition, a minimum of two core holes are recommended to be completed in Section 3. With one targeting the B Zone and the other the D zone. In addition to evaluating radiometric equilibrium conditions, the cores should be tested for general engineering properties including dry density and compressive strength, porosity, permeability, and for amenability to acid and alkaline leaching.

All costs stated in this section have been updated to reflect 2022 estimates. It is anticipated that drilling will be on the order of $11,000 to $12,000 USD per rotary drill hole at Hosta Butte including drilling and geophysical logging costs and site supervision. Depending on the core interval lengths, core drilling would add $2,000 to $3,000 USD per hole. General sample testing, assays, engineering, and metallurgical studies would cost a minimum of $75,000 USD. Based on a drilling program consisting of 20 rotary and 2 core holes and allowing a contingency for items such as site clearances and access the costs including testing would be on the order of $325,000 USD. A scoping study to assess the data recovered under this work would assess the project economics, mine plan and regulatory approach to advance the project, and that is estimated to cost $250,000 USD.

Also, within the Hosta Butte area, historic drilling indicates the presence of significant uranium mineralization in both the B and D Zones within Section 11, Tl6N, R13W. Completion of a detailed geologic investigation of for this area is recommended to determine potential targets for exploration. Specific drilling cannot be recommended until this investigation is complete. The cost of this investigation would be on the order of $75,000 USD. Dependent on positive recommendations from this review a drilling program of the nature described for Section 3 would follow in a phased approach with an estimated cost of $350,000 USD. Finally, presuming that the drilling program(s) are successful in enhancing the mineral resources the Technical Report would need to be updated.

The reader is cautioned that additional drilling may or may not enhance and/or expand the mineral resources depending upon the results of the drilling.

Recommended Programs to Advance the Project:

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project. The portions of the mineral resource base classified as Indicated Mineral Resource would support a preliminary economic assessment or preliminary feasibility study (PFS). A PFS of the project would not be dependent upon the foregoing recommendations related to the resource base as, in the authors’ opinion the resource base as defined by the Indicated Mineral Resource is adequate to support a PFS. For the PFS it is recommended that the Crownpoint area be evaluated in greater detail as the first area to be developed followed by Hosta Butte. It is further recommended that work towards a preliminary feasibility study be phased beginning with a scoping study to develop a conceptual mine plan and evaluate alternatives. These alternatives should include both ISR and conventional means of recovery. The scoping study should also define the data necessary to support the completion of a preliminary feasibility study and the determination of probable mineral reserves. Based on the results of the scoping study a preliminary feasibility study could then be completed. Finally, a Technical Report would be prepared which addresses the probable mineral reserves and all other required items of Form 43-l0lFl, Items 15 through 22.

A summary of recommended work and estimated costs follows:

Table 1.3 - Recommendation Costs Phase 1

Recommended Work Item	Estimated Budget
Hosta Butte Section 3 Drilling	$325,000	USD
Hosta Butte Section 11 Geologic Investigation	$75,000	USD
Scoping Study	$250,000	USD
Total:	$650,000	USD

Table 1.4 - Recommendation Costs Phase 2

Recommended Work Item	Estimated Budget
Hosta Butte Section 11 Drilling	$350,000	USD
Data Collection and Technical Studies	$250,000	USD
Preliminary Feasibility Study	$450,000	USD
Technical Report	$100,000	USD
Total:	$1,150,000	USD

SECTION 2: INTRODUCTION

This Technical Report Update was prepared for enCore Energy Corp., (enCore), in compliance with National Instrument 43-10 I, Standards of Disclosure for Mineral Projects (NI 43-10 I) and in accordance with Canadian Institute Mining (CIM) Best Practice Guidelines for the Estimation of Mineral Resources and Mineral Reserves (CIM standards). The properties and project areas which are the subject of this Technical Report Update are held by Tigris Uranium U.S. Corp., a wholly owned subsidiary of enCore Energy Corp. (enCore).

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project. Thus, the additional requirements ofFonn 43-l0lFl, for advanced technical reports, Sections 15 through 22, do not currently apply and the estimates provided herein relate solely mineral resources not mineral reserves. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards.

This report updates the Technical Report titled, “CROWNPOINT AND HOSTA BUTTE URANIUM PROJECT, McKinley County, New Mexico, USA, MINERAL RESOURCE TECHNICAL REPORT, NATIONAL INSTRUMENT 43-101 “, and dated May 14, 2012, was prepared by BRS Inc., of Riverton, Wyoming, on behalf of Tigris Uranium Corp. (BRS 2012).

WWC Engineering (WWC) was retained by enCore to prepare an independent Mineral Resource Audit on the Crownpoint and Hosta Butte Uranium Property (the Property) as part of this Technical Report Update. The independent Mineral Resource Audit, prepared by Ben Schiffer, P.G., QP, acting on behalf of WWC, is summarized in Section 14 and provided in Appendix A, “Independent Mineral Resource Audit of this Technical Report Updated.

Since the date of the initial Technical Report (BRA, 2012), Tigris has performed no exploration on the Property. The Mineral Resource estimates for the Crownpoint and Hosta Butte uranium deposits were re evaluated by BRS in February of 2022, to address recommendations in Independent Mineral Resource Audit by Ben Schiffer, P.G., QP. Included in this was to address 1) quality accountability and control of figures and 2) to remove uneconomic individual intercept areas from the Indicated Mineral Resource estimate.

The principal author of this report, Mr. Douglas Beahm, is both a Professional Geologist and a Professional Engineer, and a Registered Member of the US Society of Mining Engineers (SME). He is independent of enCore, using the test set out in Section 1.5 of NI 43-101. Mr. Beahm is experienced with uranium exploration, development, and mining including past employment with the Homestake Mining Company, Union Carbide Mining and Metals Division, and AGIP Mining USA. As a consultant and principal engineer of BRS, Inc., Mr. Beahm has provided geological and engineering services relative to the development of mining and reclamation plans for uranium projects in Wyoming, Utah, Colorado, Arizona, and Oregon, as well as numerous mineral resource and economic feasibility evaluations. This experience spans a period of forty-eight years dating back to 1974. Mr. Beahm has direct work experience in the Grants Uranium District of New Mexico. Douglas Beahm is ultimately responsible for all sections of this report.

Coauthors Carl Warren and Joshua Stewart are both Registered Professional Engineers and Professional Geologists in the State of Wyoming and have a combined IO years of experience performing mineral resource modeling and estimation under Douglas Beahm. Mr. Warren has over 15 years of experience in the mining and geology industries including underground and open pit mining, ore control, uranium exploration, core logging, and resource modelling. Mr. Stewart has 7 years of experience as a project engineer with BRS and has experience in open pit mining and reclamation operations, dewatering and mineral resource modelling. The coauthors were primarily responsible for the Mineral Resource Estimates contained in Section 14 of this report.

William Paul Goranson is a coauthor of this report and is responsible for Sections 4 and 13, confirmation of Cutoff Criteria in Section 14, and Section 23 of the report. Mr. Goranson has worked as an engineer over 34 years with experience including industrial engineering, uranium exploration, reservoir engineering/hydrology, mine production using in situ recovery, project development and construction, health, safety, environment, and radiation safety program management, mine/mill decommissioning and reclamation, and executive management uranium recovery companies and corporate divisions.

Mr. Goranson is not independent of the issuer as described in section 1.5 of NI 43-101. Within Section 14: Mineral Resource Estimates, the subsection titled, “Resource Estimation Methods”, the Cutoff Criteria were reevaluated by William Paul Goranson, P.E., enCore, and it was confirmed the Cutoff Criteria of 0.25 ft% GT is appropriate for the economic extraction of uranium as of the date of this Technical Report Update. Additional information has been added to Section 13: Mineral Processing and Metallurgical Testing, regarding the amenability of enCore’s Crownpoint Deposit for alkaline in situ recovery to meet reasonable prospects for eventual economic extraction as defined under the CIM Definition of Mineral Resource Standards May 2014. Section 23: Recommendations, has been updated and the budget adjusted to reflect current costs in 2022. Sections of the 2012 Technical Report for relevant portions of Section 8: History, and Section 23: Adjacent Properties, together with related summary material, have been updated to include recent developments, as well as information that has become available since the effective date of the 2012 Technical Report. References for principal technical documents, files, and reports used in the preparation of this report are provided in Section 27. BRS was retained to provide professional engineering and geological services for the Project by Tigris in January 2012. The principal author of this report, Mr. Beahm was at the site during the period of 16 April through 18 April 2012. At that time, Mr. Beahm inspected the subject properties and reviewed the available data for them at the mine office HRI, Inc., located in Crownpoint, New Mexico. At the time of the site inspection, HRI, Inc. was a wholly owned subsidiary of Uranium Resources Inc, (URI). Since that site inspection, HRI, Inc. was acquired as a wholly owned subsidiary ofLaramide Resources LTD. (Laramide). HRI, Inc. was renamed NuFuels, Inc. (NuFuels).

The purpose of this Technical Report Update is to update the previous Technical Report (BRS 2012) on behalf of enCore.

The following provides a review and details necessary adjustments to the evaluation of the project resource methodology, assumptions, conformity with definitions/classifications, recommendations, and a certification from the qualified person (QP) (Benjamin J. Schiffer, P.G. and Department Manager) at WWC. Additionally, the Technical Report Update incorporates additional information regarding site conditions, changes to ownership and regulatory status of adjacent properties, and provides additional information supporting the Project’s economic extraction of uranium using in-situ recovery processes from the subject mineralization.

WWC Engineering (WWC) was retained by enCore Energy Corp (enCore) to perform a mineral resource audit on the Crownpoint, and Hosta Butte Uranium Project located in McKinley County, NM, USA (the Project). The basis for this analysis is the Crownpoint and Hosta Butte Uranium Project Mineral Resource Technical Report prepared for Tigris Uranium Corp by BRS Engineering in 2012 (the Report). The WWC approach to the audit follows guidance developed by the Canadian Institute of Mining and Metallurgy and Petroleum (CIM) that can be found in Estimation of Mineral Resources and Mineral Reserves-Best Practice Guidelines (2003). Further, WWC met with the Report authors in a virtual setting on December 15, 2021, to discuss specific items resulting from that audit. The primary conclusion of the audit by Schiffer P.G., Q.P., was that the 2012 technical report, “is high quality and meets CIM requirements and definitions in place at the time of issuance but could be slightly improved with a few ‘cosmetic’ updates.”

As such, the mineral resource modeling performed by BRS under Douglas L. Beahm in the 2012 technical report remains unchanged. Both the cosmetic updates to figures and adjustments to the mineral resource calculation were made in accordance with comments made by Schiffer in his audit. The mineral resource was re-calculated to reflect the removal of uneconomic individual areas from the Indicated Mineral Resource and to reflect a tonnage factor of 15 cubic feet per ton.

SECTION 3: RELIANCE ON OTHER EXPERTS

The Authors have fully relied upon and disclaim responsibility for the information, provided by enCore, and included in Section 4 Property Description and Location, including but not limited to, property location, mineral tenor, surface rights, taxes, royalties, and permits and licensing.

SECTION 4: PROPERTY DESCRIPTION AND LOCATION

The Project is located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and Sections, 3, 9, and 11, Township 16 North, Range 13 West as further described in Table 4.l(Refer to Figure 4.1 - Location Map).

Table 4.1 - Land Description

Section, Township, Range New Mexico Prime Meridian	Approximate Acreage	Approximate Latitude	Approximate Longitude
Crownpoint Area:
All Section 19, Tl 7N, R12W	640	35° 41’ 20”	108° 12’ 50”
SE 1/4* Section 24, Tl 7N, Rl3W	140	35°41’10”	108° 13’ 40”
W 1/2 Section 29, Tl 7N, R12W	320	35° 40’ 30”	108° 12’ 15”
Sub Total Crownpoint	1,100
Hosta Butte Area:
All Section 3, T16N, Rl3W	640	35° 38’ 45”	108° 15’ 50”
All Section 9, T16N, Rl3W	640	35° 38’ 00”	108° 16’ 55”
All Section 11, T16N, Rl3W	640	35° 38’ 00”	108° 14’ 50”
Subtotal Hosta Butte	1,920
GRAND TOTAL	3,020

*	The legal description of Section 24 land holdings includes most of the SE ¼ of Section 24, Tl 7N Rl3W of the New Mexico Prime Meridian and includes the Nl/2 NEl/4 SEl/4, Nl/2 SEl/4 NEl/4 SEl/4, SWl/4 NEl/4 SEl/4, Nl/2 NWl/4 SEl/4 SEl/4, Sl/2 SEl/4 SEl/4, and Wl/2 SEl/4. enCore owns 60% of this portion of the Project.

The Crownpoint area is in the immediate vicinity of Crownpoint, New Mexico. The Hosta Butte area is located approximately 4 miles southwest of Crownpoint, New Mexico.

Description of Mineral Holdings

Figure 4.1 shows the approximate location of the Project. The Project is 100% owned by enCore except for Section 24, Tl 7N, R13W which is 60% owned by enCore and 40% owned by NuFuels and is comprised of the mineral estate (excluding hydrocarbons) over approximately 3,020 acres, subject only to a 3% gross proceeds royalty on uranium mined from the Project.

enCore owns the mineral estate outright. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate.

Surface Rights

Surface rights are separate from the mineral rights on the Project. The surface rights of the property area are partially controlled by the royalty-holder, NZ Uranium (NZU), NuFuels (the 40% owner of the Section 24 Crownpoint Property), and certain private property holders. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge of the small town of Crownpoint. Applicable legislation provides the owners of the mineral estate surface access, as well as a dispute resolution mechanism.

Chain of Title

The NZ Land Company (NZ) was formed in 1908 and took deed and management of the land grants. NZ Uranium LLC (NZU) was spun off to manage the lands within the known uranium trend of New Mexico and Arizona in 2002. Tigris optioned the Project in May 2010 and exercised the option in May, 2011. Tigris acquired a 60% Interest in the Section 24 Crownpoint Property and 100% of the Hosta Butte Property, the Crownpoint Properties located in Section 19 and 29. The remaining 40% interest in the Crownpoint Section 24 property is held by NuFuels. The property is not subject to any liens or other encumbrances.

The author has reviewed the pertinent Quitclaim, Warranty, and Royalty deeds related to the transfer of title from NZU to Tigris. It is the author’s opinion that the current title is secure and would allow development of the mineral estate with the Project subject to required permitting and licensing.

Royalties

The Project is subject to 3% gross proceeds royalty on uranium mined from the Project.

Taxes

Uranium production in New Mexico is subject to a mineral severance tax which is currently taxed at a rate of 3 ½% based on 50% of the gross value or an effective rate of 1.75 % of the gross value (Peach et al, 2008) and (http:/ /www.tax.newmexico.gov/SiteCollectionDocuments/rpd-41215.pdf).

Uranium production in New Mexico is also subject to a Conservation Tax. The conservation tax was not imposed on the uranium industry until 1975. The conservation tax rate was 0.18% in 1975 and was increased to 0.20% in 1977. There have been no significant changes to the conservation tax as it relates to the uranium industry since 1977 (Peach et al, 2008).

Uranium Production in New Mexico Resources is also subject to an excise tax was imposed in 1966 at a rate of .75% of the amount of money or the reasonable value of severed or processed resources (Peach et al, 2008).

The State of New Mexico imposes a gross receipts tax, 5% on average, on total amount of money or other consideration received from the above activities. Although the Gross Receipts Tax is imposed on businesses, it is common for a business to pass the Gross Receipts Tax on to the purchaser either by separately stating it on the invoice or by combining the tax with the selling price. The gross receipts tax will be realized with the Project through its application for services performed by contactors, vendors, and consultants. (https://www.tax.newmexico.govIgovernments/ gross-receipts-tax/)

Permits and Licenses Required

The Atomic Energy Act and Licensing

The NRC is the primary regulatory authority over uranium recovery operations throughout the State of New Mexico, including ISR operations. In 1954, Congress, through the Atomic Energy Act of 1954 (“AEA”), empowered the Atomic Energy Commission (“AEC”), now NRC, to regulate AEA materials (i.e., source, byproduct, and special nuclear materials). Under its AEA authority, the AEC/NRC promulgated 10 C.F.R. Part 40 and, later, Appendix A to Part 40 to implement a regulatory program for uranium recovery operations. At the time of Appendix A’s issuance, conventional mining techniques (underground and open pit) were assumed to be the primary source of uranium production in the United States, and Appendix A was written to reflect that assumption. As ISR techniques have become the prevalent form of uranium recovery in the United States, the NRC has applied relevant portions of Appendix A to ISR licensing as “relevant and appropriate”. ISR uranium recovery licensees also are required to comply with relevant 10 C.F.R. Part 20 radiation protection standards.

Portions of enCore’s project are included within NuFuels’ Source Materials License SUA-1580 for the in situ recovery (ISR) of uranium which was issued by the US Nuclear Regulatory Commission (NRC) in January 1988 (http://www.nrc.gov/info-finder/materials/uranium). The portion of the Project that is within the SUA-1580 license area includes Crownpoint: all the Section 24, Tl 7N, R13W; all of the Section 29, Tl 7N, R13W; and the SWl/4 of the Section 19, Tl 7N, R13W mineral holdings. Both ISR operations and a central processing facility are licensed at the Crownpoint location. None of the Hosta Butte mineral holdings are within the SUA-1580 license area. If enCore were to operate any form of uranium recovery facility, they would be required to obtain a Source Materials License from the NRC and an aquifer exemption.

As part of the NRC licensing process, an Environmental Impact Statement (EIS), (NUREG -1580, 1997) was completed that included the Crownpoint area. The NuFuels’ license area is located on private lands, federal mining claims, Allotted and surface Trust land, so both the Bureau of Land Management (BLM) and Bureau oflndian Affairs (BIA) were cooperating agencies with respect to the Crownpoint EIS.

The license and EIS were litigated through courts ending in the 10th Circuit Court of Appeals which upheld the license. Ultimately the opponents petitioned the US Supreme Court. The Supreme Court denied the opponents’ petition to review the March 2010, 10th Circuit Court of Appeals’ ruling. This upheld HRI’s (i.e. NuFuels’) NRC license to conduct ISR uranium mining at the Churchrock/Crownpoint project on November 15, 2010. (http://urre.client.shareholder.com/releasedetail.cfm?Release1D=530592).

Safe Drinking Water Act UIC Permits and Aquifer Exemptions

Underground injection is defined in 40 C.F.R. § 146.3 as “the subsurface emplacement of fluids through a bored, drilled or driven well ”. Thus, all ISR uranium recovery injection well activities are included. To assure ground water protection, a federal Underground Injection Control (UIC) Program was established under the authority and standards of the federal Safe Drinking Water Act (SDWA) of 1974. This federal program establishes minimum requirements for effective state UIC Programs.

To avoid the burden of dual federal and state (or Indian tribal) regulation, the SDWA allows for the permits issued by the UIC regulatory programs of states and Indian tribes determined eligible for treatment as states to suffice in place of a UIC permit required under the SDWA. States that USEPA has determined to have regulations, laws, and resources in place that meet the federal requirements are referred to as Primacy States. These Primacy States are authorized to run the UIC Program and a UIC permit from a state with primacy suffices in lieu of an EPA-issued permit on the condition the EPA grants, upon request by the permitting state, an aquifer exemption modifying the permitting state’s UIC program. New Mexico has been granted primacy for their UIC program and NMED has jurisdiction under the New Mexico Water Quality Act to regulate UIC activities.

The New Mexico Environmental Department (NMED) administers the EPA approved state UIC program and there the UIC permit is also referred to as a Discharge Plan (DP). The DP assures site-specific compliance with the Ground and Surface Water Quality Regulations. Section 24, Tl 7N, Rl3W is private land and would require a DP from the NMED.

The Navajo Nation claims regulatory jurisdiction over a significant portion of enCore’s property. The Navajo Nation has been determined eligible for treatment as a state but has not submitted a UIC Class III program for EPA approval. As such, an operator would need to submit a UIC permit application directly to EPA. Despite procedural differences, the substantive requirements of the EPA UIC permit review is very similar the NM ED. All properties in the Project excluding Crownpoint Section 24, Tl 7N, R13W would require EPA UIC permits.

A USDW is defined as an aquifer, or portion thereof, which serves as a source of drinking water for human consumption or contains enough water to supply a public water system. A USDW also is defined to contain fewer than 10,000 mg/liter of total dissolved solids. Within this definition, however, some aquifers or portions of aquifers, which can meet the broad regulatory definition of a USDW, may not reasonably be expected to serve as a current or future source of drinking water. As a result, the UIC program regulations allow EPA to exempt mineralized portions of an aquifer from delineation as a USDW and allow for injection into such aquifers or portions thereof.

The USEPA must approve an Agreement States application for aquifer exemption designation for each mine site before any ISR recovery can occur. If a permittee wishes to inject into a USDW for the purpose of recovering minerals (e.g., uranium), a demonstration must be made that the proposed aquifer meets the exemption criteria of 40 C.F.R. 146.4. All properties within in the Project would require an Aquifer Exemption from the USEPA.

Before their NRC-licensed ISR uranium recovery operations can commence at any site, a licensee must have obtained a UIC permit and an aquifer exemption for the aquifer or portion of the aquifer wherein JSR mining operations will occur. No UIC permits or Aquifer Exemptions have currently been issued for the Project.

Water Rights

Under New Mexico law, new water rights are initiated, or existing water rights are changed in point of diversion, or in purpose or place of use, under the administrative authority of the Office of the State Engineer (“OSE”). Water rights for the purpose of conducting ISR operations have been granted to NuFuels for the Section 24, Tl 7N, R13W portion of the Crownpoint area. OSE water rights are not required for all other properties within the project.

Clean Air Act

The New Mexico Environment Department, under the federal Clean Air Act and delegation from EPA, has a permit required from the Air Quality Bureau (AQB). The AQB has authority over air quality in all New Mexico except facilities on Tribal Lands. ISR facilities do not have the potential to create large amounts of fugitive dust or the emission of hazardous air pollutants. However, prior to construction a notice of intent would need to be filed with the Air Quality Bureau for review to assure that a permit is not required. Similar air quality permit requirements would be required by the Navajo Nation for all areas within the Project excluding Section 24, Tl 7N, R13W.

Access and Surface Use

Much of the surface and mineral estates are separate at both the Hosta Butte and Crownpoint properties of the Project. Excluding Crownpoint Section 24, Tl 7N, R13W, the surface at the Project is owned by the U.S. government in trust for the Navajo Natation. Access and surface use for trust land will require a pennit from the BIA as provided for in 25 CFR Part 169 of their regulations. Being a federal government action, like the NRC licensing process, the BIA permitting process would be subject to NEPA.

Other

Additional permits may be required including exploration and well drilling, discharge and storm water permits, State Historical Preservation Office (SHPO) or Tribal Historic Preservation Officer (THPO) archeological clearances, permits relative to land use, solid waste, rights of way, etc. dependent upon the specific development plans (agency jurisdiction dependent on the land status).

Encumbrances and Risk

To the authors’ knowledge there are no other forms of encumbrance related to the Project. It is the authors’ opinion that the risks associated with this project are similar in nature to other mining projects in general and uranium mining projects specially, i.e., risks common to mining projects include:

●	Future commodity demand and pricing;

●	Environmental and political acceptance of the Project;

●	Variance in capital and operating costs; and

●	Mine and mineral processing recovery and dilution.

Specifically, the Project should anticipate, based on the experience of NuFuels in the area, some level of public opposition given its geographical location. However, NuFuels was granted a Source Materials License and that license and the rights to beneficially extract uranium were upheld through the legal system. This sets a positive precedent for uranium mine development in New Mexico.

SECTION 5: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Project is located on the northern flank of an unnamed mountain range which consists of plateaus and steep, incised canyons,just northwest of the Continental Divide. The Property lies north of the Puerco River and Hosta Butte, the two most prominent geographic features in the area. The mountain peaks are as high as 7900 feet within two miles south of the Property with elevations in the immediate project area of about 6700 feet above mean sea level. Vegetation consists oflow desert sage, pinion pines, and thin grasses in an arid, high desert climate. The Project is generally accessible year-round, although access to the Hosta Butte portion of the Project would be more difficult in the winter and/or following precipitation events which saturate the soils.

The Project is accessed from the south by Highway 371 and from the north by Highway 57 at Crownpoint, New Mexico. Highway 9 goes west from Crownpoint,just to the north of the project area. Paved secondary roads provide access to the NuFuels facility on Section 24. From the NuFuels facility the Hosta Butte portion of the Project is accessible via a county gravel road which turns to the south approximately 2 miles west of Crownpoint. The road continues east becoming a private dirt road then turns to the north in Section 11 and continues to the project area.

The largest nearby population center is Albuquerque, New Mexico, with an approximate population of 565,000 residents. Albuquerque is located approximately 100 miles to the east on Highway 40 and provides a transportation and supply hub for the area. Grants, New Mexico is approximately 50 miles east of the Project and Gallup, New Mexico lies approximately 50 miles to the west. The Project is approximately 10 miles from the Navajo Reservation and is situated on the west and southwest of the small town of Crownpoint.

In the 1970’s a mine site was developed by Conoco and several warehouse and office buildings were constructed in Section 24, Tl 7N, R13W on the lands now controlled by NuFuels and within the mineral holdings of enCore. As part of the original mine three shafts were sunk and the original mine plan called for underground extraction with surface processing. These shafts were subsequently reclaimed.

Physiography and Climate

The Project is located on the Northwestern Plateau climatological subdivision of New Mexico. The region is semiarid continental, with the mean annual precipitation averaging 10.2 inches (NUREG - 1580, 1997). Precipitation typically is concentrated during summer and early fall, occurring as thundershowers of short duration. Approximately 50 percent of the precipitation falls in July through October. The mean monthly rainfall during the remainder of the year totals only 0.5 inches. Temperatures in the region are represented by data from the nearby Crownpoint station. Because of the relatively high elevation of the project area, temperatures greater than 90°F occur infrequently, only 12 times per year on average. The extreme maximum temperature recorded at Crownpoint is 97 °F. Because of the high elevation and relatively infrequent cloud cover in the project area, radiant cooling is substantial and results in an average of 143 days of the year with temperatures below freezing. Extremely low temperatures are rare, with the lowest on record being - l 7°F. The mean annual temperature is 51 °F. The coldest month is January, and the warmest month is July. The frost-free growing season lasts 140 days, extending from early May to early October. The mean freeze-free period lasts about 22 days longer than the growing season. However, large variations in the freeze dates occur from year to year.

Maximum precipitation occurs during the summer thunderstorm season. The data indicate that approximately one-half of the annual precipitation total falls during July, August, and September. Most of the winter precipitation occurs as snow. Based on mean snowfall estimates for nearby locations, including Crownpoint, and on actual 1975 snowfall amounts for Gallup and Chaco Canyon National Monument, the estimated yearly average snowfall for the project area is 26 inches. Figure 5.1 displays general climatic conditions for the project area.

Figure 5.1 - Average Climate in Crownpoint, New Mexico

(http://www.city-data.com/city/Crownpoint-New-Mexico.html#ixzz1u3xghRzR)

Infrastructure

Within the Crownpoint portion of the Project there is line power and telephone service. Access to the site is available on paved public roads and there is a local airport in Crownpoint. The Hosta Butte site is more remote and would require the development of access and utilities.

In the 1980’s Conoco developed the infrastructure to support underground mining within the Crownpoint area of the Project. This included the sinking of 3 mine shafts, mine water treatment facilities, offices, shops, warehousing, and related facilities and appurtenances. At that time the infrastructure was adequate to support Conoco’s operation. The facility has been well maintained and, although the mine shafts have been capped at the surface, the remaining infrastructure to support mine development are in place. The remaining infrastructure is on lands held by NuFuels within enCore’ mineral holdings in Section 24, Tl 7N, R13W.

SECTION 6: HISTORY

The Property is part of the checkerboard of deeded railroad sections, which include surface and mineral rights. Congress chartered the Atlantic and Pacific Railroad Company (the “A&P”) in 1866. The A&P was purchased in bankruptcy proceedings by the St. Louis-San Francisco Railway Company, commonly called the “Frisco.” Frisco and the Atchison Topeka and Santa Fe Railway Company formed a joint venture in 1880 and used the old A&P charter to build a railroad line, earning millions of acres of federal grant fee lands in New Mexico and Arizona with surface and mineral rights. Frisco incorporated New Mexico and Arizona Land Company (NZ) in 1908 in what the Territory of Arizona was then to hold its grant lands until they could be sold.

Uranium was discovered on the grant lands in New Mexico in 1968. Conoco and Westinghouse initially explored and developed this property for underground mining in the late 1970s. Three shafts were developed on the Section 24 location. The properties were explored extensively and had also been subjected to extensive successful ISR pilot testing by Mobil Oil Company in the 1970’s on the nearby Section 9, T16N, R13W. With falling demand and prices in the uranium sector in the 1980’s, Conoco elected to close the operations and cap the shafts. All the facilities and data were maintained and have been acquired by NuFuels.

In the 1980’s, NZ turned its principal focus from rural to urban real estate investing and development. After a period of aggressive real estate investing, NZ expanded into bridge financing of real estate. New emphasis was placed on the liquidation of NZ’s historic assets.

After a series of mergers and changes in controlling parties, Robert M. Worsley purchased the remaining rural assets in March 2002. The original incorporated name of NZ was retained and formed into a limited liability corporation. NZU was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002 (Pelizza, 2004).

As described in Section 4, Chain of Title, an Option Agreement was executed between NZU and Tigris in May 20 I 0. The Option Agreement with NZU was for the acquisition by Tigris of a 60% Interest in the Crownpoint Property, Section 24, and 100% of the Hosta Butte Property, the Crownpoint Properties located in Section 19 and 29. The remaining 40% interest in the Crownpoint Section 24 property is held by NuFuels. (http://laramide.com). In May 2011, Tigris, now enCore, exercised its option for the mineral rights and now owns the mineral rights outright.

SECTION 7: GEOLOGICAL SETTING AND MINERALIZATION

Regional Geologic Setting

Uranium mineralization within the Project at Crownpoint and Hosta Butte areas are in the Grants Uranium Region. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province. The Grants Uranium Region has been a prolific producer of uranium in the United States (McLemore and Chenoweth, 1991). With production as early as 1948, over 347 million lbs U3Os has been produced from the region mainly during the years 1953 through 1990.

Regional subsidence has preserved about 3,000 feet of Triassic, Jurassic, and Cretaceous Sediments in the San Juan Basin. Stratigraphically, this series of sediments accumulated as a major transgressive sequence. The Triassic dominantly contains aeolian massive cross-bedded dune sands that continued into the early Jurassic period. In the late Jurassic, major uplifts occurred to the west in the vicinity of the present Mogollon rim of Arizona causing deposition of massive arkosic, alluvial-fan deposits across northeastern Arizona and into northwestern New Mexico.

The Westwater Canyon member of the Morrison formation contains the majority of uranium deposits in the region and was emplaced during this type of depositional regime. During deposition of this regional alluvial-fan, abundant volcanic activity also occurred which were deposited as interbedded tufts over the entire area of the San Juan Basin. At the beginning of the Cretaceous, a major subsidence occurred throughout the Rocky Mountain Geosyncline and Cretaceous seas that transgressed the Jurassic continental deposits. During the Jurassic period abundant vegetation was present. Decay of vegetation produced humic and fulvic acids, which then migrated and were concentrated in channel sands upon burial. In addition to the vegetal material, volcanic tufts that were deposited within the sands yielded uranium into the groundwater. Where reductants and humate concentrated, uranium was reduced, adsorbed, and precipitated from the groundwater resulting in the concentration of mineralization.

Through subsequent uplift and remobilization of groundwater, oxidized solutions re-mobilized the uranium in and concentrated it into rolls or stacked mineralized zones during both the Cretaceous and Tertiary. The Westwater Canyon Member shows a regional pattern of alteration from hematite at a distance from the redox front to limonite in proximity to the front, and finally pyrite at and behind the front.

Structure

The sedimentary rocks of the San Juan Basin form a gently dipping monocline in the Grants-Gallup area known as the Chaco Slope (Brister and Hoffman, 2002). The beds generally dip to the north with localized variations due to undulations and minor deformation. The beds in the project area are gently dipping to the north. Stratigraphic correlations of drill logs, by the authors, show the dip at both the Crownpoint and Hosta Butte areas to be about 3 degrees to the north northeast. There is a mapped fault in the extreme southeast portion of Section 3, T16N, R13W which displaces mineralization in the Hosta Butte area. No significant faulting was observed based on stratigraphic correlations in the Crownpoint area of the Project

Local Geology

Figure 7.1 - Geologic Map, shows the regional surficial geology in the vicinity of the Project. At both the Crownpoint and Hosta Butte area within the Project surficial exposures are Cretaceous in age. The Jurassic Morrison Formation, which is the primary uranium host, is found at depth within the immediate project area but is exposed approximately 25 miles to the south of Crownpoint.

T.18N.,R.14W.
T.18N.,R.13W.
T.18N.,R.12W.
T.18N.,R.11W.
18
17
HWY 371
Kpl
Kmu
CROWNPOINT
Crownpoint
Kcc
T.17N.,R.14W.
T.17N.,R.13W.
T.17N.,R.12W.
T.17N.,R.11W.
Kms
371
Kph
Kmm
T.16N.,R.14W.
T.16N.,R.13W.
T.16N.,R.12W.
T.16N.,R.11W.
Kg
LEGEND
T.15N.,R.14W.
T.15N.,R.13W.
T.15N.,R.12W.
T.15N.,R.11W.
Kmd
Kml
Jm
Tnb
Jsr
T.14N.,R.14W.
T.14N.,R.13W.
T.14N.,R.12W.
T.14N.,R.11W.
Thoreau
INTERSTATE 40
Kd
LEGEND
Township / Range line
1 inch = 3 Miles

Figure 7.1 GEOLOGY MAP

CROWNPOINT / HOSTA BUTTE
URANIUM PROJECT

SCALE: 1"=3 MILES
DRAWN BY: CDS
DATE: 5/8/12
REVISION DATE: 1/26/22
CAD FILENAME:
DWG. NUMBER: 7.1

BRS ENGINEERING

enCore energy

Figure 7.2-Type Log, shows the subsurface stratigraphy. This Type Log is from Section 24, Tl 7N, Rl3W. The Cretaceous Mancos Shale Formation is exposed at the surface and persists to a depth of approximately 1,600 feet to the contact with the Cretaceous Dakota Formation. The Mancos Shale is dominantly a shale unit, but also contains sandstone and coal members.

The Cretaceous Dakota Formation overlies the Morrison Formation and consists of fine to medium grained, well sorted sandstone with siltstone and shale interbeds. The Formation is about 160 feet thick and occasionally hosts uranium mineralization (McCam, 1997). Within the Project area the Dakota Formation unconformably overlies the Brushy Basin Shale Member of the Morrison Formation which in tum overlies the Westwater Canyon Member. The Type Log, Figure 7.2 shows the Brushy Basin is about 70 feet thick and consists mostly of mudstone with thin sandstone lenses.

The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project. The Type Log, Figure 7.2, shows the Westwater Canyon to be approximately 360 feet thick. The Westwater Canyon member is conformably underlain by the Recapture Shale member of the Morrison Formation. Generally drilling within the Project extended into but did not fully penetrate the Recapture Shale.

The authors reviewed the geologic and lithologic drill hole logs, as well as internal geologic reports and cross sections, for the Crownpoint and Hosta Butte areas of the Project. Based on this review the authors concluded:

●	That the individual stratigraphic units at the site are persistent and strongly correlates both at the scale of the various formations and members thereof and within the Westwater Canyon member.

●	The contact between the Dakota and Brushy Basin and the central shale unit referred to as the CP shale were used as primary stratigraphic markers.

●	The sand unit immediately above the CP shale was designated the B sand and the sand unit immediately below the CP shale was designated C sand with the upper most sand in the Westwater being designated the A sand and the lowest sand designated the D sand.

●	That while the major sand units could be further subdivided, for the purposes of estimating mineral resources use of the major sand breaks provided adequate geologic definition and separation of the zones on mineralization.

Mineralization

As described in Section 8 the mineral deposits at Crownpoint and Hosta Butte are roll-front deposits in which uranium mineralization is concentrated at the boundary of oxidized and reduced sandstone units (i.e. redox front) within the host formation. Figure 8.2 shows the known and/or projected location of the redox fronts in the general project area. The Crownpoint and Hosta Butte areas occur along sub-parallel redox fronts within the Westwater Canyon and are separated by 2 to 3 miles in which the Westwater Canyon is characteristically oxidized and absent mineralization. Mineralization is locally controlled by stratigraphic variations in the individual zones affecting permeability and consequent ground water flow and geochemical conditions relating to the presence or absence of reluctant.

Upper Cretaceous
Mancos Shale
Two Wells Tongue of the Dakota Sandstone Member
White Water Arroyo Tongue of the Mancos Shale
Dakota Sandstone
Unconformity
Upper Jurassic
Morrison Formation
Brushy Basin Member
A Zone
B Zone
CP Shale
C Zone
HJ Shale
D Zone
DP Shale
Interbedded Sandstone and Shale
Westwater Canyon Sandstone Member
Recapture Shale

Figure 7.2 TYPE LOG	CROWNPOINT / HOSTA BUTTE URANIUM PROJECT	REVISION DATE: 1/26/22
VERT. SCALE: 1"=50' DATE: 5/8/12		CAD FILENAME:
DRAWN BY: LES		DWG. NUMBER: 7.2

Crownpoint Area

The Crownpoint database represents down hole data from a total of 482 drill holes of which 93 are barren and the remaining 389 drill holes contain mineralization above the minimum cutoff of 0.02 % eU3O8. Within the 389 mineralized drill holes, 873 individual intercepts were present. Figure 7.3 - Crownpoint Drill Hole and Cross Section Location Map, shows the surface or plan location of drill holes within the Crownpoint area of the Project along with the location of selected cross sections which display the subsurface geology and mineralization in profile. Refer to Figures 7.4 through 7.6 for Crownpoint cross sections.

The historic database, used as the primary data source, consists of eU3O8 radiometric data by half foot increments which was originally developed by Conoco and has been verified by the authors. For the mineral resource model and estimation, the data was screened. Mineralized intercepts were diluted to a minimum thickness of 2 feet. After dilution only those intercepts having minimum grade of 0.02 % eU3O8 and a minimum GT of 0.10 were used in the estimation. A summary of mineralization reflected in the drill holes follows.

Mineralization Thickness and Grade

Crownpoint mineralized thickness ranges from the minimum of 2 feet to over 40 feet. Average thickness of all intercepts was 7.6 feet. Average GT of all intercepts was 0.77 ft¾. Grade varies from the minimum grade cutoff of0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. However, individual half foot grades did exceed 2% eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

Mineralization in Section 24, Tl 7N, Rl3W, occurs in all four of the major zones within the Westwater Canyon (Refer to Figure- 7.7 and Figures 14.2 through 14.9 GT and T maps).

●	A zone mineralization is weaker compared to other zones and trends generally east-west.

●	B zone mineralization is strong trending generally from northwest to southeast.

●	C zone mineralization is strong and exhibits a distinct northwest to southeast trend.

●	D zone is the strongest of the mineralized trends and exhibits two trends one sub parallel to the B and C trends and the other roughly perpendicular trending from southwest to northeast.

Mineralization in Section 19, Tl 7N, Rl2W, occurs within the B, C, and D zones, (Figure- 7.8 and Figures 14.2 through 14.9 GT and T maps).

●	The A zone contains some mineralized intercepts, but they are insufficient in magnitude and extent for mineral resource estimation.

●	B and C zone mineralization is prevalent in the southwest portion of section 19 and is continuous with mineralization in Section 24.

●	D zone mineralization is stronger and more continuous than the other mineralized trends, exhibits a distinct northwest to southeast trend, and in continuous with mineralization in Section 24.

●	In the authors’ opinion, the B, C, and D mineralized trends likely do extend into the adjacent Section 30, Tl 7N, Rl2W. However, Section 30 is withdrawn from mineral exploration and there is no direct drill hole data available to confirm this opinion.

Mineralization in Section 29, Tl 7N, Rl2W, occurs in all four of the major zones within the Westwater Canyon (Refer to Figure - 7.9 and Figures 14.2 through 14.9 GT and T maps).

●	A zone mineralization is strong and has a pronounced east-west trend.

●	B zone mineralization is strong trending from northwest to southeast.

●	C zone mineralization exhibits two sub-parallel trends trending from northwest to southeast.

●	D zone mineralization in Section 29 is weaker than that of either Section 24 or 19 but does reflect the same northwest to southeast trend sub-parallel to both the B and C trends in the section.

Section 25
Section 24
T17N
R13W
R12W
Section 30
Section 19
Section 20
Section 29
LEGEND
DRILL HOLE COLLARS
TIGRIS OWNERSHIP
TIGRIS/ HRI OWNERSHIP
CROSS SECTION
CROSS SECTION COLLARS
1 inch = 1000'
T17N, R 12/13W

BRS ENGINEERING	Figure 7.3 CROWNPOINT DRILL HOLE AND CROSS SECTION LOCATION MAP SCALE: 1"=1000' DATE: 5/7/12 DRAWN BY: LES	CROWNPOINT / HOSTA BUTTE URANIUM PROJECT	REVISION DATE: 1/26/22 CAD FILENAME: DWG. NUMBER: 7.3

enCore energy

Hosta Butte Area

The Hosta Butte database set represents down hole data from a total of 135 drill holes. Of those 135 drill holes 42 were barren and 93 of the drill holes contained mineralization meeting cutoff criteria as described for the Crownpoint area. Within the 93 mineralized drill holes, 155 individual intercepts were present.

Figure 7.7 - Hosta Butte Drill Hole and Cross Section Location Map, shows the surface or plan location of drill hole within the Hosta Butte area of the Project along with the location of selected cross sections which display the subsurface geology and mineralization in profile. Refer to Figures 7.8 and 7.9 for Hosta Butte cross sections.

Mineralization Thickness and Grade

Hosta Butte mineralized thickness ranges from the minimum of 2 feet to over 33 feet. Average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. However, individual half foot grades did exceed 2% eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more along trend with a width typically in the range of 100 to 300 feet.

Mineralization in Section 3, Tl6N, Rl3W, occurs in the B, C, and D zones within the Westwater Canyon (Refer to Figure- 7.7 and Figures 14.10 through 14.17 GT and T maps).

●	The A zone contains some mineralized intercepts, but they are insufficient in magnitude and extent for mineral resource estimation.

●	B zone mineralization is much weaker than the C and D zones and appears to be concentrated in pods rather than elongated trends.

●	C zone mineralization is strong and exhibits a distinct northeast to southwest trend.

●	D zone is the stronger of the mineralized trends within the section. The D zone exhibits a generally north south trend and is stacked with the C zone in the central portion of the section.

Section 34
Section 35
T17N
T16N
Section 20
Section 4
Section 3
Section 2
Section 9
Section 10
Section 11
H1
H1'
H2
H2'
LEGEND
DRILL HOLE COLLARS
TIGRIS OWNERSHIP
CROSS SECTION
CROSS SECTION COLLARS
1 inch = 500'
T16/17N, R13W
enCore energy
CROWNPOINT / HOSTA BUTTE URANIUM PROJECT
Figure 7.7 HOSTA BUTTE DRILL HOLE AND CROSS SECTION LOCATION MAP
5/7/12
BRS ENGINEERING

Additional Areas of Mineralization - Hosta Butte Sections 9 and 11, T16N, Rl3W

Drilling on Sections 9 and 11 demonstrate the presence of uranium mineralization, but these areas are not yet adequately defined to support a CIM compliant mineral resource estimate. However, drill data from these sections do demonstrate that the host formation, the Westwater Canyon member of the Morrison Formation, is present and gamma anomalies are present in both sections. Of the 14 holes for which data is available for Section 9, T16N, Rl3W, 6 have anomalous mineralization in some cases up to 10 feet thick, however, the highest grade encountered was 0.029 % eU30s.

On Section 11, Tl 6N, Rl3W, data is available from 31 drill holes that shows:

●	Mineralization on Section 11 is most prevalent in the B and D zones.

●	11 barren drill holes

●	7 are mineralized but have less than 0.10 ft% GT

●	13 with grade> 0.02 % eU30s and GT> 0.10 ft%

●	Of these 13 mineralized holes 4 exceed a GT of 1.0 ft%

●	The best drill hole contains 10.5 feet of mineralization at a grade of 0.234 % eU3O8

SECTION 8: DEPOSIT TYPES

Mineral deposits within the project area have been described in the literature as re-distributed uranium mineralization, secondary, and roll-type uranium mineralization. (McLemore, 20 I 0). Mineralization is discordant, asymmetrical, and irregularly shaped and is typically elongated parallel to depositional features. Varying rates of ground water flow controlled by sedimentary facies changes in each stratigraphic zone in the Westwater Canyon produced staked mineralized zones near one another, but not necessarily vertically above or below one another (Peterson, 1980). Mineralization may be found as irregular pods or as the classic c-shaped roll-fronts as depicted in the following figure.

Figure 8.1 - Typical Roll Front

(From McLemore, 2010)

Referring to Figure 8.2, which follows, (McLemore and Chenoweth, 1991), oxidation and reduction zones are shown for the project area in general and the Crownpoint and Hosta Butte areas specifically. In the intervening area between the Crownpoint and Hosta Butte mineralization the host formation is oxidized. The Crownpoint and Hosta Butte mineralization occurs along separate redox fronts which are sub-parallel to one another and trending generally from southeast to northwest.

CONOCO CROWNPOINT
MINERALIZED ZONE
CROWNPOINT AREA
REDOX FRONT
MINERALIZED ZONE
CROWNPOINT AREA
HWY 371
I-40
T.17N.
T.16N.
R.13W.
R.12W.
REDOX FRONT
MINERALIZED ZONE
HOSTA BUTTE AREA
LEGEND
TAR LINE
SECTION LINE
PRIMARY ROAD / ACCESS
SECONDARY ROAD / ACCESS
MINERAL HOLDINGS
MINERALIZED ZONE
INFERRED CONTACT
REDOX FRONT
1 Inch = 2,000'
Note:
Data obtained from
Mclemore and Chenoweth, 1991.

BRS ENGINEERING

OXIDATION / REDUCTION BOUNDARIES

SCALE: 1"=2,000' DATE: 5/8/12

DRAWN BY: CDS

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

REVISION DATE: 1/26/22

CAD FILENAME:

DWG. NUMBER: 8.2

enCore energy

SECTION 9: EXPLORATION

To the authors’ knowledge, no relevant exploration work has been conducted on the property in recent years. Previous exploration drilling is described in Section 10: Drilling, of this report. In the Project area uranium mineralization is at depths more than 1,500 feet from the surface. The deposition of mineralization is stratigraphically and geochemically controlled. These depositional characteristics are not easily discoverable at depth by ethef exploration techniques other than drilling.

enCore has not completed any added drilling or other form of exploration on the Project.

SECTION 10: DRILLING

Data available for the preparation of this report included historic data developed by previous owners of the property, predominantly Conoco Minerals Corp. in the I 970’s. This data was verified by the authors, as described in Section 12 of this report, and is considered reliable for the purposes of estimating mineral resources.

Drilling within the Crownpoint area focused on portions of three sections 19 and 29, Tl 7N, Rl2W and Section 24 Tl 7N, Rl3W. Within the Crownpoint area 482 rotary drill holes and 37 core holes were completed. Refer to Figure 7.3 - Crownpoint Drill Hole and Cross Section Location Map.

Drilling within the Hosta Butte area also included three sections, 3, 9, and 11, Tl 6N, RI 3W. However, the drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11, Tl6N, R13W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively. Refer to Figure 7.7 - Hosta Butte Drill Hole and Cross Section Location Map

All drill holes were logged with downhole geophysical logging equipment for natural gamma, resistivity, and spontaneous self-potential (SP). Select intervals in the core holes were selected for chemical assay. Sample handling and analytical procedures employed for core samples are described in Section 11 of this report. Portions of the cores have been preserved and have been donated to the Core Research Center (CRC) of the United States Geological Survey (USGS) located at the Denver Federal Center, Denver, Colorado. Select cores were examined by the author in preparation of this report, as discussed in Section 12 of this report.

All drilling was vertical. The formation is relatively flat lying (refer to Section 7) dipping at about 3 degrees to the north northeast. Downhole drift surveys were completed on most of the drill holes and were reviewed by the authors. Generally, the drill holes tended to drift slightly to the south southwest and perpendicular to the regional dip. The maximum downhole drift observed in review of the drill data was approximately 30 feet in holes completed to approximately 2,500 feet. True depth corrections were made in the drill hole data bases for the project areas. The depth correction was on the order of 10 feet for a 2,000-foot drill hole. Given that the drilling was vertical or near vertical and with a formational dip of 3 degrees or less the thickness of mineralization as measured from the geophysical logs is below 1 percent less the true thickness and was not corrected for while estimating mineral resources.

Crownpoint Area

The Crownpoint data set is composed of a total of 482 drill holes of which 93 are barren and the remaining 389 drill holes contain mineralization above the minimum cutoff. Within the 389 mineralized drill holes, 873 individual intercepts were present. Drill hole spacing within the areas of mineral resource were a nominal average of 150 feet. The historic database, used as the primary data source, consists of eU3O8 radiometric data by half foot increments which was originally developed by Conoco and has been verified by the authors. The dataset was screened for the mineral resource estimation. Mineralized intercepts were diluted to a minimum thickness of 2 feet. Following dilution only those intercepts having minimum grade of0.02 % eU3O8 and a minimum GT of0.10 ft% were used in the estimation. A summary of mineralization reflected in the drill holes follows.

Mineralization Thickness and Grade

Crownpoint mineralized thickness ranges from the minimum of 2 feet to over 40 feet. Average thickness of all intercepts was 7.6 feet. Average GT of all intercepts was 0.77 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. However, individual half foot grades did exceed 2% eU3O8. Individual mineralized trends may persist for several thousand feet along trend with a width typically in the range from 100 up to 400 feet.

Hosta Butte Area

The Hosta Butte data set is composed of a total of 135 drill holes. Of those 135 drill holes 42 were barren and 93 of the drill holes contained mineralization meeting cutoff criteria as described for the Crownpoint area. Within the 93 mineralized drill holes, 155 individual intercepts were present. Drill hole spacing within the areas of mineral resource were a nominal average of 250 feet.

Mineralization Thickness and Grade

Hosta Butte mineralized thickness ranges from the minimum of 2 feet to over 33 feet. Average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. However, individual half foot grades did exceed 2 % eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more along the trend having a width typically in the range of 100 to 300 feet.

Additional Areas of Mineralization - Hosta Butte Sections 9 and 11, Tl6N, R13W

Drilling on Sections 9 and 11 demonstrate the presence of uranium mineralization, but these areas are not yet adequately defined to support a CIM compliant mineral resource estimate. However, drill data from these sections do demonstrate that the host formation, the Westwater Canyon member of the Morrison Formation, is present and gamma anomalies are present in both sections.

SECTION 11: SAMPLE PREPARATION, ANALYSES, AND SECURITY

The majority of the sample data available for the evaluation of resources for the Project is the historic geophysical log data. The original geophysical logs have been preserved and were reviewed by the authors. Section 12 discusses verification of the data.

With respect to historic core handling procedures, written procedures for core handling and sample analysis were available along with the original core data records and assay sheets. The cores were split through the zones of interest determined by the geophysical logs and scanning of the cores with a scintillometer. All the samples were assayed using either a Beta Gamma Scaler or an X-ray fluorescence spectrometer at the mine site. Quality control of the on-site assay equipment was provided through an independent laboratory, Hazen Research, which completed fluorometric analysis of select samples including many of the higher grade samples. Original assay sheets were available for 32 of the 35 cores holes.

The cores were donated to the USGS Core Research Center (CRC) located at the Denver Federal Center in Lakewood, Colorado. The author, Beahm, visited the CRC on May 7, 2012 and reviewed the cores and selected 20 samples from core holes geographically distributed within the Project. The selected samples were sealed in plastic sample bags and labeled by hole, depth, and original sample number. A record of this information was also created. On the same day the samples taken the author were shipped by Federal Express to Intermountain Labs (IML) in Sheridan, Wyoming for assay. IML confirmed delivery with a chain of custody by noon the following day. IML is a certified laboratory. Results of the confirmatory assays are provided in Section 12.

In addition to being able to examine the cores at the CRC, the author was able to observe how the cores were preserved. Each half foot of core was sealed in plastic. The bags were labeled for each sample with hole number and depth and stored in core boxes each containing approximately 10 feet of core. The core boxes were also labeled as to hole number and depth. Lost core intervals were marked with wooden blocks which recorded the lost interval. In many of the mineralized zones the bulk of the core was consumed by metallurgical testing. For these portions of the core, approximately 100 grams of prepared sample was preserved in a re-sealable envelope. The envelopes were labeled with hole number and sample number. All sample numbers were unique.

Note that the availability of cores at the CRC can be searched on their website (https://www.usgs.gov/core research-center). When doing this the core intervals which contained the mineralized zones are not listed. Special permission is needed to examine the cores in their “Hot Room” and access to this portion of the cores required knowledge of the specific zones of interest and the respective hole and core box number.

In the authors’ opinion, the sample preparation, security, and analytical procedures are reliable and adequate.

SECTION 12: DATA VERIFICATION

Crownpoint

Refer to Figure 12.1- Crownpoint Verification of the Radiometric Database.

The great majority of the geophysical logs for Crownpoint were completed by Conoco Minerals using company owned and operated logging units. Less than 5% of the total logs were completed by Geoscience Logging, a commercial vendor. Conoco operated Mount Sopris logging units which were very common in the industry at the time exploration and development was active at these projects. Mount Sopris is still active in the industry as of February 2022. The author, Beahm, worked for two separate major uranium producers in the 1970’s and 80’s who operated Mount Sopris equipment and is very familiar with their operation and calibration procedures. While at the site the author, Beahm, met with a former operator of the logging units and discussed Conoco’s general procedures. The procedures included field calibration check of the equipment prior to the logging of each hole is documented on the logs. Routine calibration of the units was performed at the Grants, New Mexico facility operated by the Department of Energy (DOE). Full calibration of the units was done at the more extensive DOE facility in Grand Junction, Colorado. This was done whenever major changes were made to the units (new probes, cabling etc.). K factors, deadtimes and water correction factors were recorded on all the internal calculation sheets and many of the log sheets.

To independently verify the historic electronic database, a sampling of the geophysical logs, including all the core holes, was interpolated using the half amplitude method (Dodd, 1967). The tabulation and correlation, Figure 12.1, shows the comparisons for 37 drill holes containing 104 mineralized intercepts. The correlation includes application of the appropriate K Factor, deadtime, and water factor. The results are predictable in that the half amplitude method more precisely defines the bed boundaries resulting in a lessor interpolated mineralized thickness than the computer routines. Both methods typically yield similar grade thickness (GT) and thus the half amplitude method has a slightly higher grade that the computer routine. The results for Crownpoint are that the independent analog interpretation yielded a total GT within 3% of the computer database. It is the author’s conclusion that use of the database will result in an estimation of mineral resources with essentially the same mineral content but with higher tonnage and lower average grade than would be obtained if all data was interpolated form the original logs.

The authors conclude that the electronic drill hole database available for the Crownpoint portion of the Project is reliable for the purpose of estimating mineral resources.

Figure 12.1 Crownpoint Verification of the Radiometric Database

Drill Hole	Analog Evaluation: Mineral Depth ft.	Analog Evaluation: Thickness ft.	Analog Evaluation: Grade % eU3O8	Analog Evaluation: G X T Product	Database Evaluation: Mineral Depth ft.	Database Evaluation: Thickness ft.	Database Evaluation: Grade % eU3O8	Database Evaluation: G X T Product
19-167	2009.0	5.5	0.058	0.20	2009.0	5.0	0.042	0.21
19-167	2015.5	5.5	0.243	0.85	2015.0	5.0	0.165	0.83
19-167	2078.0	5.5	0.048	0.25	2077.5	7.0	0.039	0.28
19-168	1926.0	6.5	0.129	0.84	1927.0	6.0	0.151	0.91
19-168	1982.0	3.5	0.064	0.22	1982.0	5.0	0.051	0.25
19-168	1997.5	5.0	0.110	0.55	1998.5	5.5	0.099	0.55
19-21	2015.5	3.0	0.040	0.12	2016.0	2.0	0.023	0.05
19-21	2080.0	4.0	0.191	0.76	2079.0	6.5	0.106	0.69
19-21	2081.0	4.5	0.109	0.49	2089.5	7.0	0.062	0.43
19-21	2162.0	7.5	0.445	3.34	2161.5	8.0	0.414	3.31
19-22	1949.0	4.5	0.024	0.11	1950.0	1.5	0.021	0.03
19-22	2004.0	15.0	0.191	2.87	2008.0	16.0	0.159	2.55
19-22	2024.0	6.0	0.163	0.98	2019.0	11.0	0.090	0.99
19-22	2095.0	10.0	0.223	2.23	2093.0	15.5	0.134	2.08
19-93	2175.5	19.5	0.188	3.67	2174.0	23.5	0.163	3.83
19-93	2209.0	6.5	0.197	1.28	2158.0	14.5	0.096	1.39
19-94	1956.5	2.0	0.031	0.06	1956.5	2.0	0.040	0.08
19-94	2060.5	3.5	0.036	0.13	2060.5	3.5	0.034	0.12
19-94	2089.5	1.5	0.090	0.14	2089.0	2.0	0.063	0.13
19-94	2104.0	4.0	0.103	0.41	2103.5	5.5	0.068	0.37
19-95	2040.0	2.0	0.053	0.11	2030.5	2.0	0.039	0.08
19-95	2060.5	2.0	0.062	0.12	2060.5	2.0	0.055	0.11
19-95	2067.0	4.0	0.048	0.19	2067.0	3.5	0.047	0.17
19-95	2075.5	4.0	0.032	0.13	2075.5	4.5	0.024	0.11
19-96	1941.0	3.0	0.163	0.49	1939.5	5.5	0.079	0.43
19-96	1948.0	2.5	0.168	0.42	1947.5	6.5	0.071	0.46
19-96	2008.0	6.0	0.046	0.28	2007.5	6.5	0.039	0.25
19-96	2039.0	4.0	0.118	0.47	2038.0	5.5	0.080	0.44
19-97	2026.0	9.0	0.062	0.56	2024.0	10.0	0.055	0.55
19-97	2072.5	1.5	0.078	0.12	2072.5	2.0	0.066	0.09
19-97	2077.0	3.0	0.071	0.21	2076.5	4.0	0.050	0.20
24-33	1894.5	4.5	0.031	0.14	1894.2	5.0	0.035	0.17
24-33	1982.5	4.0	0.172	0.69	1978.2	11.0	0.112	1.23
24-58	2080.0	7.5	0.134	1.01	2057.5	10.5	0.096	1.00
24-58	2086.5	1.5	0.071	0.11	2085.0	2.0	0.044	0.09
24-58	2094.5	2.0	0.157	0.31	2082.9	3.0	0.085	0.25
24-59	2017.0	3.0	0.080	0.24	2016.4	5.0	0.044	0.22
24-60	2045.0	42.0	0.059	2.48	2045.0	42.1	0.057	2.41
24-61	2001.0	4.0	0.021	0.08	2003.9	3.0	0.022	0.06
24-62	2095.0	24.0	0.282	6.69	2079.9	28.9	0.234	6.76
24-63	1799.0	8.0	0.038	0.30	1799.1	8.5	0.033	0.28
24-63	1916.0	2.0	0.043	0.09	1914.9	2.5	0.025	0.06
24-63	1921.0	6.5	0.052	0.34	1919.9	8.0	0.042	0.33
24-63	1997.0	2.0	0.112	0.22	1995.2	3.0	0.061	0.18
24-155	1858.5	16.5	0.113	1.86	1857.0	22.0	0.093	2.05
24-155	1977.0	4.0	0.361	1.44	1972.9	8.0	0.172	1.38
24-155	2037.5	4.5	0.057	0.26	2036.0	6.0	0.041	0.25
24-156	2062.5	27.5	0.167	4.59	2050.2	41.0	0.127	5.22
24-157	1822.5	10.0	0.206	2.06	1857.8	15.0	0.155	2.32
24-157	1833.0	13.0	0.103	1.34	1833.3	14.0	0.098	1.37
24-157	1872.5	4.0	0.073	0.29	1871.3	6.0	0.049	0.29
24-157	1880.0	3.5	0.118	0.41	1880.8	5.5	0.063	0.34
24-157	1974.5	5.0	0.196	0.98	1973.7	6.0	0.198	1.01
24-32	1575.0	15.0	0.298	4.47	1565.0	22.0	0.229	5.04
24-32	1593.0	10.0	0.084	0.84	1582.3	11.0	0.068	0.75

Drill Hole	Analog Evaluation: Mineral Depth ft.	Analog Evaluation: Thickness ft.	Analog Evaluation: Grade % eU3O8	Analog Evaluation: G X T Product	Database Evaluation: Mineral Depth ft.	Database Evaluation: Thickness ft.	Database Evaluation: Grade % eU3O8	Database Evaluation: G X T Product
29-57	1909.5	12.5	0.129	1.61	1910.0	13.0	0.136	1.77
29-57	1951.0	2.0	0.054	0.11	1951.0	2.0	0.041	0.08
29-57	1970.0	2.5	0.100	0.25	1970.0	2.5	0.078	0.20
29-57	1980.5	2.5	0.085	0.21	1980.0	2.5	0.065	0.16
29-58	1834.5	4.5	0.074	0.33	1834.0	5.5	0.055	0.30
29-59	1954.0	2.5	0.122	0.31	1952.5	4.5	0.072	0.32
29-59	1972.0	6.0	0.073	0.44	1971.0	7.5	0.060	0.45
29-59	2119.0	4.5	0.100	0.45	2118.5	6.5	0.070	0.46
29-221	1776.0	9.0	0.046	0.41	1776.0	10.0	0.043	0.43
29-221	1790.0	9.0	0.199	1.79	1789.0	11.5	0.180	2.07
29-221	1881.0	1.5	0.047	0.07	1881.0	2.0	0.029	0.06
29-221	1895.0	6.5	0.085	0.55	1895.0	9.0	0.070	0.64
29-225	1916.5	14.5	0.338	4.90	1916.0	16.5	0.311	5.13
29-223	1938.0	3.0	0.083	0.25	1937.5	5.0	0.053	0.27
29-223	2013.0	4.5	0.208	0.94	2013.0	5.5	0.176	0.97
29-226	2115.0	4.0	0.196	0.78	2114.5	5.5	0.140	0.77
29-227	1781.0	2.0	0.046	0.09	1782.0	1.5	0.043	0.06
29-227	1814.0	5.5	0.094	0.52	1812.5	7.5	0.066	0.49
29-227	1837.0	6.0	0.107	0.64	1836.5	7.5	0.086	0.65
29-227	1898.0	2.0	0.135	0.27	1897.5	3.5	0.071	0.25
29-227	1917.0	8.0	0.206	1.65	1916.0	10.5	0.175	1.84
29-229	1936.5	3.3	0.099	0.33	1936.5	4.0	0.093	0.37
29-229	1950.0	5.5	0.215	1.18	1949.5	8.5	0.160	1.36
29-229	1961.0	3.5	0.102	0.36	1960.5	7.0	0.060	0.42
29-229	2013.0	6.0	0.110	0.66	2013.0	6.0	0.108	0.65
29-10	1924.5	2.5	0.147	0.37	1924.5	3.5	0.111	0.39
29-10	2024.0	2.0	0.100	0.20	2024.0	2.5	0.077	0.19
29-10	2036.0	1.5	0.064	0.10	2036.0	1.5	0.058	0.09
29-102	1850.5	4.5	0.180	0.81	1850.5	5.0	0.161	0.80
29-102	1862.0	4.0	0.099	0.40	1862.0	3.0	0.074	0.22
29-102	1909.0	1.0	0.181	0.18	1909.0	1.0	0.145	0.15
29-124	1908.0	3.5	0.108	0.38	1908.0	4.5	0.083	0.37
29-124	1923.0	5.5	0.085	0.47	1923.0	5.5	0.077	0.42
29-124	1975.0	2.0	0.139	0.28	1975.0	2.0	0.119	0.24
29-135	1955.0	10.0	0.178	1.78	1955.0	11.0	0.164	1.80
29-135	2004.5	7.5	0.041	0.31	2004.5	7.0	0.039	0.27
29-142	1766.0	11.0	0.128	1.41	1766.0	12.0	0.112	1.34
29-142	1823.5	17.0	0.267	4.54	1823.5	18.0	0.270	4.86
29-156	1977.0	10.5	0.200	2.10	1977.0	13.0	0.141	1.83
29-156	2045.0	10.0	0.189	1.89	2045.0	12.5	0.154	1.93
29-157	1894.5	4.0	0.136	0.54	1894.5	4.0	0.124	0.50
29-157	1916.0	4.0	0.261	1.04	1916.0	4.0	0.285	1.14
29-158	1864.5	1.5	0.071	0.11	1864.5	1.5	0.057	0.09
29-177	1833.5	11.5	0.219	2.52	1833.5	12.0	0.211	2.53
29-177	1900.5	10.0	0.090	0.90	1900.5	10.0	0.088	0.88
29-261	1920.0	12.0	0.074	0.89	1920.0	12.0	0.072	0.86
29-261	1951.0	6.0	0.118	0.71	1951.0	6.5	0.108	0.70
29-261	1977.0	3.0	0.129	0.39	1977.0	3.5	0.106	0.37
29-261	2072.0	7.0	0.150	1.05	2072.0	7.5	0.139	1.04
29-162	1877.0	12.0	0.198	2.38	1877.0	12.0	0.225	2.70
29-162	1909.0	5.0	0.316	1.58	1909.0	5.0	0.374	1.87

37 Holes with 137 mineralized intercepts

Total Analog Thickness: 681.5 **Total Analog G X T:** 99.9 **Total Database Thickness:** 836.9 **Total Database G X T:** 102.8

Average Analog Thickness: 6.4 **Total Analog Grade:** 0.147 **Average Database Thickness:** 7.9 **Total Database G:** 0.123

G X T Comparison
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Printout G X T
0.00
1.00
2.00
3.00
4.00
5.00
6.00
7.00
Analog G X T
y = 1.0551x - 0.0286
R² = 0.9915
G X T
Linear (G X T)

Hosta Butte

Refer to Figure 12.2 - Correlation of the Analog Radiometric Data to Historic Database.

The majority of the geophysical logs for Hosta Butte were completed by Conoco Minerals using company owned and operated logging units. A limited number of logs were completed by Geoscience Logging, a commercial vendor, but they represent less than 5% of the total logs. Conoco operated Mount Sopris logging units which were very common in the industry at the time exploration and development was active at these projects. Mount Sopris is still active in the industry as of January 2022. The author, Beahm, worked for two separate major uranium producers in the 1970’s and 80’s who operated Mount Sopris equipment and is very familiar with their operation and calibration procedures. While at the site the author met with a former operator of the logging units and discussed Conoco’ s general procedures. The procedures included: 1) field calibration check of the equipment prior to the logging of each hole as documented on the logs, 2) routine calibration of the units at the Grants, New Mexico facility operated by the Department of Energy (DOE), and 3) full calibration of the units at the more extensive DOE facility in Grand Junction, Colorado whenever major changes were made to the units (new probes, cabling etc.). K factors, deadtimes, and water factors were recorded on all the internal calculation sheets and on many of the log sheets.

To independently verify the historic electronic database, a sampling of the geophysical logs, including all the core holes, were interpolated using the half amplitude method (Dodd, 1967). The tabulation and correlation, Figure 12.2, shows the comparisons for 20 drill holes containing 27 mineralized intercepts. The results are predictable in that the half amplitude method more precisely defines the bed boundaries resulting in a lessor interpolated mineralized thickness than the computer routines. Both methods typically yield similar grade thickness (GT) and thus the half amplitude method has a slightly higher grade than the computer routine. Initially the comparison was made using the appropriate corrections for K Factor, deadtime, and water factor. The initial results showed that the water factor had not been applied to the database. When the water factor was applied, the results for Hosta Butte show that the independent analog interpretation yielded a total GT within l % of the computer database. It is the author’s conclusion that use of the database should be adjusted for the appropriate water factor (1.12). With this correction, the estimation of mineral resources-with essentially the same mineral content-yields an increase to the total eU3O8pounds and average grade.

The author concludes that the electronic drill hole database available for the Hosta Butte portion of the Project is reliable for the purposes of estimating mineral resources.

Core Assays

Historic written procedures for core handling and sample analysis were available with the core data records. The cores were split through the zones of interest determined by the geophysical logs and scanning of the cores with a scintillometer. All the samples were assayed using either a Beta Gamma Scaler or an X-ray fluorescence spectrometer at the mine site. Quality control of the on-site assay equipment was provided through an independent laboratory, Hazen Research, which completed fluorometric analysis of select samples including many of the higher-grade samples. Original assay sheets were available for 32 of the 35 cores holes.

The author, Beahm, visited the CRC on May 7, 2012, and reviewed the cores and selected 20 samples from core holes geographically distributed within the Project. The selected samples were sealed in plastic sample bags and labeled by hole, depth, and original sample number and sent to a certified lab, IML Sheridan, Wyoming, for analysis. The results of the confirmatory assays in comparison to historic assay are provided on Table 12.1. Confirmatory results show higher assay values than the historic results. The author concludes that while the confirmatory data would support a positive adjustment in estimated grade of uranium. However, the use of the historic core assay data is recommended as a conservative, reasonable, and reliable for the purposes of estimating mineral resources for the Project.

Table 12.1 - Confirmatory Core Assays

Hole	Sample type	Sample No.	Depth From	Depth To	Historic Assay %U30s Beta Gamma	Historic Assay %U30s Fluorometric	Confirmatory Assay% U30s EPA 6010C Emission Spectrometry
237C- 29	pulp	387	2012.9	2013.4	0.207	0.209	0.301
	pulp	388	2013.4	2013.9	0.408	0.405	0.555
	pulp	389	2013.9	2014.4	0.440	0.452	0.599
	pulp	390	2014.4	2014.9	0.336	0.347	0.460
	pulp	391	2014.9	2015.4	0.177	0.184	0.242
227C- 29	pulp	241	1916.4	1916.9	0.386	0.381	0.480
	pulp	242	1916.9	1917.4	0.607	0.597	0.796
	pulp	243	1917.4	1917.9	0.311	0.316	0.408
	pulp	244	1917.9	1918.4	0.094	0.090	0.156
	pulp	245	1918.4	1918.9	0.008	not available	0.018
93C-19	pulp	50	2182.5	2183	0.310	0.329	0.428
	pulp	51	2183	2183.5	0.703	0.698	0.938
	pulp	52	2183.5	2184	0.545	0.562	0.747
	pulp	100	2207.4	2207.9	0.525	0.251	0.338
	pulp	101	2207.9	2208.4	0.244	0.245	0.347
60C-24	pulp	72	2046.2	2046.7	0.053	0.059	0.080
	pulp	114	2067.7	2068.2	0.112	0.075	0.110
	pulp	123	2073.2	2073.7	0.097	0.091	0.110
	pulp	128	2075.7	2076.2	0.154	0.157	0.169
	pulp	133	2078.2	2078.7	0.111	0.114	0.164

Density

In the experience of the author, bulk unit weights in sandstone hosted uranium deposits in the Colorado Plateau typically range from 14 cubic feet per ton to 17 cubic feet per ton. In 2012, a bulk unit weight of 16 cubic feet per ton or 2.439 tons per cubic meter was assumed for mineral resource calculations of the Crownpoint and Hosta Butte Uranium Project. This assumption was thought to be conservative and was based on data from feasibility studies prepared by previous operators of the Project but was not independently confirmed other than to review the density data available from the core drilling.

Ben Schiffer P.G., Q.P., points out in the 2022 “Mineral Resource Audit-Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA,” that a unit weight of 15 cubic feet per ton, or

2.286 tons per cubic meter, was used in 2018 by Laramide Resources Ltd. to evaluate the adjacent Crownpoint Uranium Project (Mathisen 2018). The author has reviewed the November 2018 Technical Report by Laramide and concurs that a unit density of 15 cubic feet per ton is a reasonable value for resource calculations of this Project. The unit is well supported in the adjacent property and is reasonable based past mining experience with similar sandstone hosted uranium deposits. As such, 15 cubic feet per ton was used in the calculation of the resources for this report.

Summary

The author has reviewed the historic procedures followed by the previous operator of the project, Conoco Minerals, including procedures for rotary and core drilling, geophysical logging and log interpretation, sampling, and assays. In addition, the author has reviewed and verified the work product that was developed for the project including the original geophysical and lithologic logs, sampling records, and original core assay records. It is the author’s opinion that the procedures, practices, and analytical equipment utilized and/or employed on the Project were consistent with the general industry standards and practices at that time. The author further concludes that the data utilized in this report is accurate and reliable for the purposes of this report.

SECTION 13: MINERAL PROCESSING AND METALLURGICAL TESTING

The author has reviewed the historical metallurgical testing and the location of the core holes in the Crownpoint portion of the project and can conclude that the core holes were located such as to reflect the geographical distribution of the mineralization and adequately represent the deposit.

Acid Leach

Metallurgical test results are only available for the Crownpoint portion of the Project. The author is not aware of metallurgical test results for the Hosta Butte portion of the Project.

The metallurgical testing of Crownpoint was performed by Hazen Research of Golden Colorado. In the author’s opinion, Hazen Research is a reputable firm who was then and is still recognized as one of the premier metallurgical research and testing facilities in the US. Leaching was tested under a variety of conditions primarily with sulfuric acid as the leaching agent. Residual or non-soluble uranium in the test sample assays for 16 separate tests ranged from 0.0007 to 0.024 % U3Os resulting in recoveries ranging from as high as 99.6 % to a low of 87.6%. The testing concluded that the mineralized material is very amenable to acid leaching and estimated that recoveries would exceed 96%. The reports did not identify any deleterious elements or constituents that could have a material effect on the economic extraction of uranium by acid leaching. Sulfuric acid consumption was relatively low at approximately 65 pounds per ton.

All data with respect to metallurgical testing is of a historic nature and/or may be implied by results from adjacent properties and cannot be directly verified by the author. However, the author is familiar with the testing procedures followed and with the independent facilities that completed the testing. As such, the author concludes that the data is reliable for the purposes of this report.

Alkaline Leach

The viability of alkaline ISR recovery was evaluated by Mobil Exploration and Production Corp. through several tests and a pilot plant located about 3.8 miles northwest of enCore’s Sec 24 Tl 7N R13W portion of its Crownpoint uranium deposit (Vogt, 1984). Following the detailed laboratory testing the pilot plant was successful in producing uranium at a rate that compares favorably with similar current ISL projects. The results of the pilot project demonstrated that the Westwater sandstone hosted uranium mineralization are amenable to alkaline leach chemistry for uranium recovery.

As part of its 1990-1991 ISR-mine permitting work, URI, the parent company of URI, Inc., conducted core drilling across the Section 24 property. Drill core was studied to determine physical characteristics of the rock, as well as demonstrate the amenability of the mineralized sandstone to ISR of uranium and to determine leach chemistry and expected recovery rates. Testing was also completed to demonstrate that the groundwater could be restored to pre- mining conditions.

Tests were conducted on one cored hole, DH-24-CPS (4.71/99.45) recovered from the mineralized Jmw-B sand from the Westwater Member of the Jurassic Morrison Formation. Core tests were performed by Hazen Research Inc. of Golden, Colorado, to predict which ions and trace elements would be elevated during recovery operations. Two column leach tests were performed on core from CP-8 by URI’s laboratory in Kingsville, Texas: one at a rate simulating actual leachate flow rates and the other at an accelerated leachate flow rate; and the analytical work was performed by Jordan Laboratories of Corpus Christi, Texas. Water utilized in the leach tests was recovered from aquifers containing uranium mineralization.

Results of the core and leach studies indicate that the Crownpoint deposits are amenable to ISR techniques utilizing the local groundwater fortified with oxygen, sodium bicarbonate (NaHCO3), and hydrogen peroxide (H2O2) leach solutions. (Mathisen, 2018)

At the conclusion of the leaching phase, a restoration test was undertaken. A simulated reverse osmosis test was completed and showed that common ions, including HCO3, Cl and Ca, as well as conductivity, were readily restored to baseline drinking water standards.

Moreover, results of the core and leach studies indicate that the Crownpoint deposits are amenable to ISR techniques utilizing the local groundwater fortified with oxygen, sodium bicarbonate (NaHCO3), and hydrogen peroxide (H2O2) leach solutions.

The data and test results ofURI’s alkaline leach testing are of a historic nature and have not been inspected or verified by enCore or the author of this technical report. The reader should be cautious as there are no assurances the results of the testing will provide for economic recovery of uranium from enCore’ Crownpoint Property. However, these results do affirm the conclusions of the pilot ISR project operated by Mobil Exploration and Production in Section 9 (Vogt, 1984).

SECTION 14: MINERAL RESOURCE ESTIMATES

The mineral resource estimation by geological interpretation methodology described herein have been employed by the author for similar projects within sandstone hosted uranium mineralization, while working at operating mines with similarly hosted uranium mineralization. The primary method utilized in estimating uranium mineral resources is the GT contour method which is the CIM method recommended for sandstone hosted deposits such as those within the Project.

The Project is within a well-known mining district. The previous owner had sunk underground shafts and was prepared to start operations in the 1980’s when the commodity price fell sharply. Currently, portions of the Project are within NuFuels’ licensed area for ISR. Although some local opposition is expected, the author is not aware of any factors including environmental, pennitting, taxation, socio-economic, marketing, political, or other factors which would materially affect the mineral resource estimate, herein.

The estimate of mineral resources includes the Crownpoint area located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and the Hosta Butte area Sections, 3, 9, and 11, Township 16 North, Range 13 West. For the Hosta Butte area mineral resources are calculated only for Section 3. Drilling on Sections 9 and 11 demonstrate the presence of uranium mineralization but these areas are not yet adequately defined to support a CIM compliant mineral resource estimate.

These mineral resource quantities are the subject of the independent “Mineral Resource Audit-Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA” dated January 17, 2022, and attached to this report as Appendix A. The primary conclusion of the audit by Ben Schiffer P.G., Q.P., was that the previous 2012 technical report for the Project, “is high quality and meets CIM requirements and definitions in place at the time of issuance. “Mr. Schiffer’s audit found that the 2012 technical report was only, “improved with a few ‘cosmetic’ updates. ” Moreover, the QP stated that it was their opinion that the 2012 technical report’s use of data verification, modeling methodology, “and resulting resource estimates were reasonable and consistent with standard industry practices. ”

The authors of this current technical report reviewed Mr. Schiffer’ s audit of the 2012 report and concur with his recommendations. A summary of adjustments made to the mineral resource estimates as recommended by Mr. Schiffer are as follows:

●	The bulk unit weight for the Project was adjusted from 16 to 15 cubic feet per ton.

●	Greater review and reference to drilling spacing in both the Crownpoint and Hosta Butte areas has been made.

●	Areas oflnferred Mineral Resource are shown to have barren areas reflected in the figures whereas previously the barren areas were only accounted for in the calculated arithmetically.

●	Figure notations and legends were also improved for clarity for the reader.

Mineral Resource Summary

The mineral resource calculations presented herein have been completed in accordance with CIM Standards and NI 43-101. Based on the drilling density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, the mineral resource estimate herein meets CIM criteria as an Indicated Mineral Resource. This tabulation shows the total Indicated Mineral Resource and the portion thereof controlled by enCore, i.e., 100% of Hosta Butte and Crownpoint Sections 19 and 29, and 60% of Crownpoint Section 24. The quantity oflndicated Mineral Resource at a 0.02% eU3O8 grade cutoff and 0.1, 0.25, and 0.5 GT cutoffs is provided in Table 14.3 to illustrate the effect of varying cutoffs. The 0.25 GT cutoff for Indicated Mineral Resources is recommended based on reasonable prospects for economic extraction and is summarized Table 14.1. A discussion of individual resource areas follows. For the summary, only the recommended cutoff criteria is shown.

Table 14.l - Total Indicated Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.25		Total Indicated Resource	enCore Controlled
	Pounds eU3O8	9,027,000	7,321,000
Crownpoint	Tons	19,565,000	16,223,000
	Avg. Grade% eU3O8	0.108	0.111
	Pounds eU3O8	9,479,000	9,479,000
Hosta Butte	Tons	3,637,000	3,637,000
	Avg. Grade % eU3O8	0.130	0.130
	Pounds eU3O8	29,044,000	25,702,000
Total Indicated Mineral Resource	Tons	12,664,000	10,958,000
	Avg. Grade % eU3O8	0.115	0.117

Pounds and tons as reported are rounded to the nearest 1,000

*	GT cutoff: Minimum Grade(% eU308) x Thickness (Feet) for Grade> 0.02 % eU308.

In addition to the above Indicated Mineral Resource, Inferred Mineral Resources may be projected, primarily as extensions of the Indicated Mineral Resource, along the geologic trends of the mineralization. By CIM definition, Inferred Mineral Resources are the part of a Mineral Resource for which quantity and grade, or quality can be calculated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. Based on the drill density, the apparent continuity of the mineralization along trends, geologic correlation and modeling of the deposit, the following Mineral Resource calculation meets CIM criteria as an Inferred Mineral Resource. A summary of total Inferred Mineral Resource is provided in Table 14.2. This tabulation shows the total Inferred Mineral Resource and the portion thereof controlled by enCore, i.e., I 00% of Hosta Butte and Crownpoint Sections 19 and 29, and 60% of Crownpoint Section 24. A discussion of individual resource areas follows. The Inferred Mineral Resource tabulation was completed at a grade cutoff of .02 % eU308 and a GT cutoff of 0.1. It is the Author’s opinion that there is a reasonable prospect that the Inferred Mineral Resources may be upgraded to Indicated Mineral Resources with adequate additional drilling.

Table 14.2 - Total Inferred Mineral Resources

0.02% eU3O8 Grade Cutoff and GT Cutoff* >0.10		Total Indicated Resource	enCore Controlled
	Pounds eU3O8	1,516,00	1,463,00
Crownpoint	Tons	791,00	758,00
	Avg. Grade% eU3O8	0.09	0.097
	Pounds eU3O8	4,922,00	4,922,00
Hosta Butte	Tons	2,220,00	2,220,00
	Avg. Grade % eU3O8	0.111	0.111
	Pounds eU3O8	6,438,00	6,385,00
Total Indicated Mineral Resource	Tons	3,011,00	2,978,00
	Avg. Grade % eU3O8	0.107	0.107

Pounds and tons as reported are rounded to the nearest 1,000

**	GT cutoff: Minimum Grade(% eU30s) x Thickness (Feet) for Grade> 0.02 % eU30s.

Crownpoint Area

Mineral resources were calculated by stratigraphic horizon referred in this report as zones, based on geologic interpretation and correlation. These resources are reported at various cutoff grades for Indicated Mineral Resources, to illustrate the effect of varying cutoffs on the mineral resource. The preferred cutoff of 0.25 ft% GT is shaded in the table. The Indicated and Inferred Mineral Resource quantities for the Crownpoint Area of the Project are presented in Tables 14.3 and 14.4 for Total Indicated and Inferred Mineral Resources, respectively. Which is inclusive of the 40% undivided interest in Crownpoint Section 24 that is not controlled by enCore.

Table 14.3 Indicated Mineral Resources Crownpoint Area

Zone	GT Cutoff	Pounds	Avg. Grade %eU30s	AVG. Thickness	Tons
	0.10	2,399,000	0.1086	7.4	1,105,000
A	0.25	2,227,000	0.1223	9.4	910,000
	0.50	2,007,000	0.1359	11.0	738,000
	0.10	3,903,000	0.1051	7.6	1,857,000
B	0.25	3,647,000	0.1150	9.7	1,585,000
	0.50	3,259,000	0.1289	11.7	1,264,000
	0.10	4,856,000	0.0895	9.3	2,712,000
C	0.25	4,597,000	0.0965	11.2	2,383,000
	0.50	4,052,000	0.1085	13.7	1,867,000
	0.10	9,314,000	0.1053	12.2	4,421,000
D	0.25	9,093,000	0.1096	14.0	4,149,000
	0.50	8,543,000	0.1173	16.6	3,642,000
Total	0.10	20,471,000	0.101	10.0	10,094,000
Total	0.25	19,565,000	0.108	12.1	9,027,000
Total	0.50	17,860,000	0.119	14.5	7,511,000

Pounds and tons as reported are rounded to the nearest 1,000

Table 14.4 Inferred Mineral Resources Crownpoint Area

Geologic Zone	Tons	Pounds	Grade % eU3O8
Crownpoint A Zone	118,000	316,000	0.133
Crownpoint B Zone	141,000	303,000	0.108
Crownpoint C Zone	154,000	242,000	0.079
Crownpoint D Zone	378,000	656,000	0.087
TOTAL INFERRED CROWNPOINT	791,000	1,516,000	0.096

Pounds and tons as reported are rounded to the nearest 1,000

Inferred Mineral Resources are reported only at the 0.10 ft% GT cutoff.

Hosta Butte Area

Mineral resources were calculated by zone or horizon, based on geologic interpretation and correlation. Mineral resources are reported at various cutoff grades for Indicated Mineral Resources, to illustrate the effect of varying cutoff on the mineral resource. The preferred cutoff of 0.25 ft% GT is shaded in the respective tables. The Inferred and Indicated Mineral Resources tabulated for the Hosta Butte Area of the Project are presented in Tables 14.5 and 14.6 for Indicated and Inferred Mineral Resources, respectively. These Indicated and Inferred Mineral Resource quantities are the subject of the independent “Mineral Resource Audit - Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA” dated January 17, 2022. Inferred Mineral Resources are reported only at the 0.10 ft% GT cutoff.

Table 14.5 Indicated Mineral Resources Hosta Butte Area

Zone	GT Cutoff	Pounds	Avg. Grade %eU30s	AVG. Thickness	Tons
B	0. 10	414,000	0.069	5.6	299,000
	0.25	307,000	0.079	9.0	195,000
	0.50	213,000	0.107	13.9	100,000
C	0.10	2,464,000	0.091	7.7	1,356,000
	0.25	2,207,000	0.100	11.2	1,103,000
	0.50	2,001,000	0.104	13.6	964,000
D	0.10	7,590,000	0.121	8.4	3,135,000
	0.25	6,965,000	0.149	11.5	2,339,000
	0.50	6,385,000	0.169	14.4	1,888,000
Total	0.10	10,468,000	0.109	8.1	4,790,000
	0.25	9,479,000	0.130	11.3	3,637,000
	0.50	8,598,000	0.146	14.1	2,952,000

Pounds and tons as reported are rounded to the nearest 1,000

Table 14.6 Inferred Mineral Resources Hosta Butte Area

Geologic Zone	Tons	Pounds	Grade %eU3O8
Hosta Butte C Zone	824,000	1,568,000	0.095
Hosta Butte D Zone	1,396,000	3,354,000	0.120
Hosta Butte Area
Total Inferred Mineral Resource	2,220,000	4,922,000	0.111

Pounds and tons as reported are rounded to the nearest 1,000

Inferred Mineral Resources are reported only at the 0.10 ft% GT cutoff.

Resource Estimation Methods

Geologic Model

Geologic interpretation of the mineralized host sands was used, along with the intercepts that met the minimum cutoff grade and thickness, to develop a geologic framework or model within which to quantify the mineral resources at the Project. Each intercept was evaluated based on its geophysical log expression and location relative to adjacent intercepts. Whenever possible, geophysical logs were used to correlate and project intercepts between drill holes. The mineralized envelope was created by using the top and bottom of each intercept that was within the geologic host sands. The intercepts that were used to make this envelope were then used in the resource model via inverse distance squared GT contour method.

Drill spacing within the Project is not uniform. Drill spacing in the Crownpoint Area was completed roughly on 200-foot centers with the nominal average spacing between drill holes in the resource areas at approximately 150 feet. Drill spacing at Hosta Butte area varies from roughly 200-foot centers to over 400- foot centers, with the nominal average drill spacing within the mineral resource areas at approximately 250 feet. Drilling depths at Crownpoint are typically in the range of 2,000 feet. Drilling depths at Hosta Butte is deeper at approximately 2,400 feet on average.

The current geologic and resource model reflects 4 major sand zones over the stratigraphic thickness of approximately 360 feet of the Westwater Canyon. The Westwater Canyon is roughly divided by the CP shale with the B zone immediately above the shale and the C zone immediately below the shale. The A and D zones are the upper and lower most sands of the Westwater Canyon, respectively. Within the Crownpoint Area all four zones are mineralized with the B and D zones being the most prolific and the A zone being the weakest. At Hosta Butte there was not sufficient mineralization in the A zone to support a mineral resource calculation. The D zone was the most strongly mineralized followed by the C and B zones.

Once the data was separated by zone an initial radius influence of 100 feet was applied to each drill hole to establish an initial geologic limit to the projection of mineralization. Refinement of the geologic limit and projection of mineralization along trend was then based on specific correlation and interpretation of geophysical logs on a hole-by-hole basis. The 100-foot radius was determined by correlating geophysical logs across or perpendicular to the observed mineralized trend. Mineralization is clearly anisotropic and can be projected greater distances along trend. For the classification of Indicated Mineral Resource the projection of mineralization along trend was limited to 300 feet. For Inferred Mineral Resources the maximum projection along trend was double to 600 feet.

GT Contour Method

The Indicated Mineral Resource model was completed using the inverse distance squared GT (Grade x Thickness) Contour Modeling Method for each of individual mineralized zones of the deposit. The Contour Modeling Method, also known as the Grade x Thickness (GT) method, is a well-established approach for estimating uranium resources and has been in use since the 1950’s in the US. The technique is most useful in estimating tonnage and average grade of relatively planar bodies where lateral extent of the mineralized body is much greater than its thickness, as was observed with the data at Crownpoint and Hosta Butte.

For tabular and roll front style deposits the GT method provides a clear illustration of the distribution of the thickness and average grade of uranium mineralization. The GT method is particularly applicable to the Crownpoint and Hosta Butte deposits as it can be effective in reducing the undue influence of high-grade or thick intersections as well as the effects of widely spaced, irregularly spaced, or clustered drill holes.

This method also makes it possible for the geologist to fit the contour pattern to the geologic interpretation of the deposit.

For each zone within the Crownpoint and Hosta Butte areas of the project, limits of mineralization were determined by interpretation of the drill data. Within these limits the GT and T (Grade x Thickness and Thickness) were contoured. Although an automated contouring program was used to produce the model surface itself, 3-dimensional (3D) limits were established where appropriate to constrain the model. For example, drill holes with GT values several times the average were limited in their influence by manually constructing a set of breaklines in the model. The volume of the 3D model is then calculated using CAD program software. To that volume, a bulk unit weight of 15 cubic feet per ton is applied to calculate the pounds of eU3O8. Similarly, the tons are of mineralization are calculated using the same methodology for constructing a 3D model of mineral Thickness (T) within the same area. Grade is then calculated by dividing GT model eU3O8 pounds by T model calculated mineralized tons.

The GT contour method is used as common practice for Mineral Reserve and Mineral Resource modelling for similar sandstone-hosted uranium projects (“Estimation of Mineral Resources and Mineral Reserves”, adopted by CIM November 23, 2003, p 51.). It is the opinion of the author that the GT contour method, when properly constrained by geologic interpretation, provides an accurate estimation of contained pounds of uranium.

The current drill hole database consists of:

●	Crownpoint Area

○	482 drill holes in total of which 93 did not meet minimum cutoff criteria.

●	Hosta Butte Area

○	135 drill holes in total of which 42 did not meet minimum cutoff criteria.

The uranium quantities and grades are reported as equivalent U3O8 (eU3O8), as measured by downhole gamma logging. The industry standard protocol for reporting uranium in sandstone hosted deposits in the US has been validated for the Project as discussed in Section 12.

Cutoff Criteria

It is the author’s opinion that the recommended minimum cutoff grade of 0.02 % U3O8 and a GT of 0.10 as the cutoff criteria for the estimation of the total in situ mineral resource within the Project is consistent with average cutoff grades used for US based ISR properties that use alkaline leach recovery chemistry. This is the mining method that is licensed by the U.S. Nuclear Regulatory Commission for NuFuels’ adjacent Crownpoint ISR Project as noted in Section 23 of the Report. Additionally, Mobil Exploration and Production Corp. conducted an ISR pilot test on Section 9, nearby to the enCore’s properties covered in the Report (Vogt, 1984). The outcomes of the pilot project demonstrated the amenability of the Westwater Morrison formation hosted uranium mineralization bodies to ISR uranium recovery using alkaline based leach chemistry.

Cutoff criteria of mining projects are determined based upon approximate metal recovery and production costs as compared to the value of the metal. No current preliminary economic assessment and/or feasibility study has been completed for the Project. Thus, calculation of project specific cutoff criteria is not possible for the Project at this time. However, the recommended cutoff criterion is supported by a published survey of cutoff grades used for similar ISR projects in the United States and Australia in Table 14-6 of the technical report for NuFuels’ adjacent Crownpoint ISR Project (Mathieson, 2018).

The month end spot price for uranium, as reported by UxC, LLC, for December 2021 was $42.10 per pound U3O8 (UXC, LLC, 2021). The Project is not expected to go into production immediately due to its development status and the need to obtain necessary regulatory approvals. As a result, it is the author’s opinion that the Project holds reasonable prospects for eventual economic extraction. As a cautionary note, the information referenced relative to the adjacent NuFuels’ Crownpoint ISR Project has not been verified by the writer and is not necessarily indicative of the mineralization on the property that is the subject of this Technical Report.

Reasonable Prospects for Economic Extraction

To assess reasonable prospects for economic extraction all areas of mineralization in excess of0.02% eU3O8 was first considered and then economic screening criteria was applied including,

●	Application of a minimum Grade thickness or GT.

○	A minimum GT of 0.25 (feet x %) was used.

○	This is in the typical range for US IRS operating facilities.

●	In addition, areas of isolated mineralization were screened based on “pounds per pattern criteria”

○	Areas not containing a minimum of 4,500 pounds of modeled in situ uranium content were not included in the Indicated Mineral Resource tabulation.

○	This criterion is based on anticipated wellfield characteristics including the depth of mineralization and typical costs for installing a minimum wellfield unit or pattern.

This screening criterion was applied to the reported Indicated Mineral resources which is supported by drilling data. The screening criterion was not applied to the Inferred Mineral Resources due to limited drill data.

Radiometric Equilibrium

General

Radioactive isotopes decay until they reach a stable non-radioactive state. The radioactive decay products are of two general categories the first being the sub-atomic energy generating product (i.e., the radiation) and the second being the atomic isotope. Decay product isotopes are referred to as daughters and occur down what is known as a decay chain. When all the decay products are maintained in close association with the primary uranium isotope U238 for the order of a million years or more the decay chain will reach equilibrium with the parent isotope; meaning that the daughter isotopes will be decaying in the same quantity as they are being created (McKay, 2007).

An otherwise equilibrated decay system may be put into a state of disequilibrium when one or more decay products are mobilized and removed from the system because of differences in solubility between uranium and its daughter isotopes. In addition, both the primary isotope of uranium U238 and its daughters emit different forms of radiation as they decay. The primary field instruments for the indirect measurement of uranium, either surface or down-hole probes, measure gamma radiation. Within the uranium decay the gamma emitting elements are primarily Radium226, Bismuth214, and Uranium with Radium226 being the dominant source of gamma radiation.

Disequilibrium is considered positive when there is higher proportion of uranium present compared to daughters and negative where daughters are accumulated, and uranium is depleted. The disequilibrium factor (DEF) is determined by comparing radiometric equivalent uranium grade eU3O8 to chemical uranium grade. Radiometric equilibrium is represented by a DEF of 1, positive radiometric equilibrium by a factor greater than 1, and negative radiometric equilibrium by a factor of less than 1.

Except in cases where uranium mineralization is exposed to strongly oxidized conditions, most of the sandstone roll-front deposits reasonably approximate radiometric equilibrium. Disequilibrium is normally spatially variable in sandstone-hosted deposits. The nose of a roll front deposit tends to have the most positive DEF and the tails of a roll-front would tend to have the lowest DEF (Davis, 1969).

DEF Determination

Disequilibrium conditions at the Project were evaluated based on available data from twenty-five of the core holes which had sufficient mineralized thicknesses and grades and had sufficient core recovery to be used to determine a disequilibrium factor (DEF). The data available for the evaluation consisted of radiometric equivalent data from down hole geophysical logging and core assays which included both original geophysical logs and original chemical assay sheets. This data is of a historic nature but was verified as discussed in Section 12.

The author developed the comparison of radiometric and core data shown on Figure 14.1. The results show some variation in the DEF with an overall factor of 1.05 based on linear regression analysis or 1.07 based on total GT. Note the correlation of radiometric and chemical assay values was very high with a R2 coefficient of 0.99 (a coefficient of 1 is perfect correlation).

While the data would support a positive adjustment of observed uranium grades, the author recommends that a 1:1 factor is conservative and reasonable.

Figure 14.J Radiometric Equilibrium

Bore from			Thickness	0‘oeU3O8 Geo Log	Assay 130 or Xray %U3O8			eU3O8 Geo log GT		U3O8 130 or Xray GT	DEF BG/Xray: Probc	Chemicnl Adjusted DEF	BG: Fluorometric
19-21	2079.0	2085.0	6.0	0.112	0.123			0.67		0.74	l.10	0.97	1.14
19-21	2090.0	2096.0	6.0	0.068	0.078			0.41		0.47	l.15	0.92	1.25
19-21	2161.5	2169.0	7.5	0.434	0.573			3.26		4.30	1.32	1.20	1.10
TOTAL HOLE							19-21	4.34		5.51	1.27	1.13	1.12
19-22	2004.0	2020.0	16.0	0.162	0.195			2.59		3.12	l.21	1.07	1.13
19-22	2022.5	2045.5	23.0	0.128	0.160			2.94		3.68	l.25	I.I I	1.13
TOTAL HOLE							19-22	5.53		6.80	l.23	1.09	1.13
19-93	2182.5	2190.5	8.0	0.344	0.428			2.75		3.42	l.24	1.24	1.00
19-93	2203.0	2211.5	8.5	0.151	0.151			l.28		1.28	1.00	1.01	0.99
TOTAL HOLE							19-93	4.03		4,70	l.17	1.13	1.03
19-94	2104.0	2108.5	4.5	0.072	0.095			0.33		0.43	1.31	1.38	0.95
TOTAL HOLE							19-94	0.33		0.43	l.31	1.38	0.95
19-96	1941.0	1943.0	2.0	0.113	0.120			0.23		0.24	1.06	1.08	0.98
19-96	2040.0	2043.5	3.5	0.100	0.091			0.35		0.32	0.91	0.94	0.97
TOTAL HOLE							19-96	0.58		0.56	0.97		1.00
19-97	2009.5	2011.0	1.5	0.134	0.131			0.20		0.20	0.98	1.02	0.97
19-97	2088.0	2090.0	2.0	0.082	0.113			0.16		0.23	l.39	I.SO	0.93
TOTAL HOLE							19-97	0.36		0.42	l.17	1.17	1.00
24-58CI	2058.5	2066.0	7.5	0.117	0.102			0.88		0.77	0.87	0.87	1.00
TOTAL HOLE							24-58C1	0.88		0.77	0.87	0.87	1.00
24-59Cl	2017.4	2019.9	2.5	0.064	0.065			0.16		0.16	l.02	1.02	1.00
TOTAL HOLE							24-59CI	0.16		0.16	l.02	1.02	1.00
24-60Cl	2045.2	2053.7	8.5	0.030	0.028			0.25		0.24	0.96	0.96	1.00
24-60C1	2054.7	2056.7	2.0	0.052	0.056			0.10		0.11	l.08	1.08	1.00
24-60(1	2057.7	2064.2	6.5	0.041	0.D35			0.26		0.23	0.86	0.86	1.00
24-60Cl	2064.7	2069.7	5.0	0.050	0.051			0.25		0.26	l.03	1.03	1.00
24-60Cl	2071.7	2083.2	11.5	0.092	0.091			1.06		1.04	0.99	0.99	1.00
TOTAL HOLE							24-60CI	1.66		1.65	0.99	0.99	1.00
24-62C1	2083.4	2090.9	7.5	0.149	0.185			l.11		1.38	l.24	1.27	0.98
24-62CI	2093.4	2107.4	14.0	0.362	0.371			5.06		5.18	l.02	1.03	1.00
TOTAL HOLE							24-62CI	6.18		6.56	1.06	1.06	1.00
24-63C1	1919.9	1927.3	7.5	0.042	0.1	)43		0.31		0.32	l.03	1.03	1.00
TOTAL HOLE							24-63Cl	0.31		0.32	l.03	1.03	1.00
24-32Cl	1966.3	1968.8	2.5	0.191	0.168			0.48		0.42	0.88	0.83	I.OS
24-32Cl	1973.3	1985.3	12.0	0.359	0.383			4.31		4.59	l.07	1.15	0.93
24-32CI	1997.8	2003.8	6.0	0.098	0.123			0.59		0.74	l.25	1.25	1.00
TOTAL HOLE							24-32CI	5.38		5,75	l.07	1.07	1.00
29-57	1910.0	1923.0	13.0	0.136	0.178			l.77		2.31	l.31	1.05	1.24
TOTAL HOLE							29-57	1.77		2.31	1.31	1.05	1.24
29-58	1835.5	1838.5	3.0	0.068	0.078			0.20		0.24	l.15	1.15	1.00
TOTAL HOLE							29-58	0.20		0.24	l.15	1.15	1.00
29-59	1953.0	1957.0	4.0	0.078	0.080			0.31		0.32	l.03	0.92	I.I I
29-59	1971.0	1977.0	6.0	0.065	0.097			0.39		0.58	l.48	1.40	1.06
29-59	2118.5	2123.5	5.0	0.085	0.124			0.42		0.62	l.46	1.34	1.09
TOTAL IIOLE							29-59	l.13		1.52	l.35	1.24	1.09
29-22 l	1776.0	1783.5	7.5	0.034	0.041			0.26		0.30	l.18	1.29	0.91
29-221	1790.0	1795.5	5.5	0.217	0.176			l.20		0.97	0.81	0.80	1.02
TOTAL HOLE							29-221	l.45		1.28	0.88	0.88	1.00
29-223	1917.0	1931.0	14.0	0.350	0.446			4.89		6.24	l.28	1.26	1.01
29-223	1938.0	1942.0	4.0	0.060	0.072			0.24		0.29	l.20	1.28	0.94
TOTAL HOLE							29-223	5.13		6.53	1.27	1.27	1.00
29-224	1899.0	1906.5	7.5	0.062	0.069			0.4	o	0.52	l.11	I.I 1	1.00
29-224	1915.5	1922.5	7.0	0.094	0.098			0.66		0.69	l.05	1.09	0.97
29-224	1927.5	1934.5	7.0	0.083	0.088			0.58		0.62	1.06	1.07	0.99
TOTAL HOLE							29-224	l.70		1.82	l.07	1.07	1.00
29-225	1911.0	1921.5	10.5	0.059	0.058			0.62		0.61	0.99	0.99	I
TOTAL HOLE							29-225	0.62		0.61	0.99	0.99	1.00
29-226	2115.5	2120.0	4.5	0.166	0.156			0.75		0.70	0.94	0.95	0.98
TOTAL HOLE							29-226	0.75		0.70	0.94	0.94	1.00
29-227	1813.5	1820.5	7.0	0.074	0.073			0.52		0.51	0.99	1.01	0.98
29-227	1837.3	1842.3	5.0	0.115	0.107			0.58		0.53	0.93	0.92	1.01
29-227	1899.1	1900.6	1.5	0.107	0.086			0.16		0.13	0.81	0.81	1.00
29-227	1916.4	1924.9	8.5	0.206	0.207			l.75		1.76	1.00	1.00	1.00
TOTAL HOLE							29-227	2.33		2.29	0.98	0.98	1.00
29-229	1936.5	1940.5	4.0	0.091	0.087			0.37		0.35	0.95	0.95	1.01
29-229	1950.5	1953.0	2.5	0.314	0.468			0.79		1.17	l.49	1.48	1.00
29-229	1956.0	1958.0	2.0	0.042	0.051			0.08		0.10	l.21	1.21	1.00
29-229	1961.0	1967.0	6.0	0.064	0.076			0.38		0.46	l.19	1.17	1.02
29-229	2013.0	2018.5	5.5	0.117	0.085			0.65		0.47	0.73	0.70	1.04
TOTAL HOLE							29-229	2.26		2.55	l.12	I.I 1	1.01
29-237	1943.2	1958.2	15.0	0.126	0.148			l.89		2.22	l.17	1.16	1.01
29-237	2001.8	2017.8	16.0	0.116	0.134			l.85		2.14	l.16	1.16	1.00
TOTAL HOLE							29-237	3.74		4.35	l.17	1.16	1.01
29-238	1846.4	1849.0	2.6	0.070	0.066			0.18		0.17	0.94	0.97	0.96
TOTAL HOLE							29-238	0.18		0.17	0.94	0.97	0.96
29-239	2008.0	2023.5	15.5	0.141	0.192			2.19		2.98	l.36	1.36	1.00
TOTAL HOLE							29-239	2.19		2.98	l.36	1.36	1.00

Total Footage Sampled	Average %cU3O8 Geo Log	Average Assay BG/Xray %U3O8	eU3O8 Geophysical Log Toul GT	U3O8 8O/Xray Total G’l	DEF l:IG/Xr:iy:Probc	Chemical Adjusted DEF	BG:Fluorometric
284.5	0.272	0.305	77.49	86.64	1.07	1.07	1.00

GT Radiometric Equivalent vs GT Chemical Assay

Crownpoint Area

For the Crownpoint area the following figures display the GT and T contours developed for the estimation of mineral resources. Indicated Mineral Resource areas were developed by contouring. Inferred Mineral Resources were established by projecting mineralization along trends and assigning average thickness and grade based on the average nearest drill data.

Refer to Figures:

Figure 14.2 -Zone A GT Contour

Figure 14.3 -Zone A T Contour

Figure 14.4 -Zone B GT Contour

Figure 14.5 -Zone B T Contour

Figure 14.6 -Zone C GT Contour

Figure 14.7 -Zone CT Contour

Figure 14.8 -Zone D GT Contour

Figure 14.9 -Zone D T Contour

Section 25
Section 24
Section 30
Section 19
Section 20
Section 29
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 inch = 800'

BRS ENGINEERING	Figure 14.2 ZONE A GT BANDING	CROWNPOINT / HOSTA BUTTE URANIUM PROJECT	REVISION DATE: 1/26/22	enCore energy
	SCALE: 1"=800' DATE: 5/4/12		CAD FILENAME:	
	DRAWN BY: LES		DWG. NUMBER: 14.2

Section 25
Section 24
Section 30
Section 19
Section 20
Section 29
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 inch = 800'
800
400
0
800

BRS ENGINEERING	Figure 14.3 ZONE A T BANDING SCALE: 1"=800' DATE: 5/4/12 DRAWN BY: LES	CROWNPOINT / HOSTA BUTTE URANIUM PROJECT	REVISION DATE: 1/26/22 CAD FILENAME: DWG. NUMBER: 14.3

enCore energy

Section 25
Section 24
Section 30
Section 19
Section 20
Section 29
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 inch = 800'

Figure 14.4 ZONE B GT BANDING	CROWNPOINT / HOSTA BUTTE URANIUM PROJECT	REVISION DATE: 1/27/22
SCALE: 1"=800' DATE: 5/4/12		CAD FILENAME:
DRAWN BY: LES		DWG. NUMBER: 14.4

Section 25
Section 24
Section 30
Section 19
Section 20
Section 29
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 inch = 800'
800
400
0
800
ZONE B T ELEVATION BANDS

BRS ENGINEERING	Figure 14.5 ZONE B T BANDING	
	SCALE: 1"=800'	DATE: 5/4/12
	DRAWN BY: LES	

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

REVISION DATE: 1/27/22
CAD FILENAME:
DWG. NUMBER: 14.5

enCore energy

Section 24
Section 19
Section 20
Section 25
Section 30
Section 29
UNECONOMIC AREA
UNECONOMIC AREA
ZONE C GT ELEVATION BANDS
Color
Range Beg.
Range End
Area
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
800
0
400
800
1 inch = 800'
Figure 14.6 ZONE C GT BANDING
SCALE: 1"=800'
DATE: 5/4/12
DRAWN BY: LES
CROWNPOINT / HOSTA BUTTE URANIUM PROJECT
REVISION DATE: 2/2/22
CAD FILENAME:
DWG. NUMBER: 14.6
BRS ENGINEERING
enCore energy

Section 24
Section 19
Section 20
Section 25
Section 30
Section 29
UNECONOMIC AREA
UNECONOMIC AREA
INFERRED AREAS
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
800
0
400
800
1 inch = 800'

enCore energy

REVISION DATE: 2/2/22
CAD FILENAME:
DWG. NUMBER: 14.7

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

Figure 14.7 ZONE C T BANDING

SCALE: 1"=800'
DATE: 5/4/12
DRAWN BY: LES

BRS ENGINEERING

Section 24
Section 19
Section 20
Section 25
Section 30
Section 29
ZONE D GT ELEVATION BANDS
Color
Range Beg.
Range End
Area
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
enCore energy

Figure 14.8 ZONE D GT BANDING

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

SCALE: 1"=800'
DATE: 5/4/12
REVISION DATE: 2/1/22
DWG NUMBER: 14.8

ZONE D T ELEVATION BANDS
Color
Range Beg.
Range End
Area
LEGEND
BARREN HOLES
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
Section 24
Section 19
Section 20
Section 25
Section 30
Section 29
enCore energy
REVISION DATE: 1/27/22
CAD FILENAME:
DWG. NUMBER: 14.9
CROWNPOINT / HOSTA BUTTE URANIUM PROJECT
Figure 14.9 ZONE D T BANDING
SCALE: 1"=800'
DATE: 5/4/12
DRAWN BY: ES
BRS ENGINEERING

Hosta Butte

For the Hosta Butte area the following figures display the GT and T contours developed for the estimation of mineral resources. Indicated Mineral Resource areas were developed by contouring. Inferred Mineral Resources was established by projecting mineralization along trends and assigning average thickness and grade based on the nearest drill data.

Refer to Figures:

Figure 14.10 -Zone B GT Contour

Figure 14.11 -Zone BT Contour

Figure 14.12 -Zone C GT Contour

Figure 14.13 -Zone C T Contour

Figure 14.14 -Zone D GT Contour

Figure 14.15 -Zone D T Contour

Section 34
T17N
T16N
Section 35
Section 4
Section 3
Section 2
Section 9
Section 10
Section 11
LEGEND
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 Inch = 500'
T16/17N, R13W
INFERRED AREAS

enCore energy

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

Fig. 14.10 HOSTA BUTTE ZONE B GT BANDING

SCALE: 1"=500'
DATE: 5/7/12
DRAWN BY: RSR

BRS ENGINEERING

Section 34
T17N
T16N
Section 35
LEGEND
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 Inch = 500'
T16/17N, R13W
INFERRED AREAS
Section 4
Section 3
Section 2
Section 9
Section 10
Section 11

REVISION DATE: 1/31/22
CAD FILENAME:
DWG. NUMBER: 14.11

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

Fig. 14.11 HOSTA BUTTE ZONE B T BANDING

SCALE: 1"=500'
DATE: 5/7/12
DRAWN BY: RSR

BRS ENGINEERING

Section 34
T17N
T16N
Section 35
Section 2
Section 3
Section 9
Section 10
Section 11
INFERRED 1
INFERRED 2
INFERRED 3
INFERRED 4
INFERRED 6
LEGEND
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 Inch = 500'
T16/17N, R13W
INFERRED AREAS
CROWNPOINT / HOSTA BUTTE URANIUM PROJECT
Fig. 14.12 HOSTA BUTTE ZONE C GT BANDING
SCALE: 1"=500'
DATE: 5/7/12
DRAWN BY: RSR
REVISION DATE: 1/31/22
DWG. NUMBER: 14.12
enCore energy
BRS ENGINEERING

Section 34
T17N
T16N
Section 35
LEGEND
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 Inch = 500'
T16/17N, R13W
INFERRED AREAS
Section 3
Section 2
Section 9
Section 10
Section 11

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

Fig. 14.13 HOSTA BUTTE ZONE C T BANDING

SCALE: 1"=500' | DATE: 5/7/12 | DRAWN BY: RSR

REVISION DATE: 1/31/22

CAD FILENAME:

DWG NUMBER: 14.13

BRS ENGINEERING

enCore energy

Section 34
Section 35
T17N
T16N
Section 4
Section 3
Section 2
Section 9
Section 10
Section 11
INFERRED 1
INFERRED 2
INFERRED 3
INFERRED 4
INFERRED 5
LEGEND
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 Inch = 500'
T16/17N, R13W
ZONE D GT ELEVATION BANDS
INFERRED AREAS

Fig. 14.4 HOSTA BUTTE ZONE D GT BANDING

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

SCALE: 1"=500'
DRAWN BY: RSR
DATE: 5/7/12

REVISION DATE: 1/31/22
CAD FILENAME:
DWG. NUMBER: 14.14

BRS ENGINEERING

enCore energy

Section 34
Section 35
T17N
T16N
Section 4
Section 3
Section 2
Section 9
Section 10
Section 11
INFERRED 1
INFERRED 2
INFERRED 3
INFERRED 4
INFERRED 5
LEGEND
MINERALIZED HOLES
DRILL HOLE COLLARS
PROPERTY BOUNDARY
1 Inch = 500'
T16/17N, R13W
ZONE D T ELEVATION BANDS
INFERRED AREAS

encore energy

REVISION DATE: 1/31/22
CAD FILENAME:
DWG. NUMBER: 14.15

CROWNPOINT / HOSTA BUTTE URANIUM PROJECT

Fig. 14.15 HOSTA BUTTE ZONE D T BANDING

SCALE: 1"=500'
DRAWN BY: RSR
DATE: 5/7/12

BRS ENGINEERING

SECTION 15: MINERAL RESERVE ESTIMATES

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project. The purpose of this report is to define the in-place mineral resources. Mineral resources are not mineral reserves and do not have demonstrated economic viability in accordance with CIM standards.

SECTION 16: MINING METHODS

This section is not applicable.

SECTION 17: RECOVERY METHODS

This section is not applicable.

SECTION 18: PROJECT INFRASTRUCTURE

This section is not applicable.

SECTION 19: MARKET STUDIES AND CONTRACTS

This section is not applicable.

SECTION 20: ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

This section is not applicable.

SECTION 21: CAPITAL AND OPERATING COSTS

This section is not applicable.

SECTION 22: ECONOMIC ANALYSIS

This section is not applicable.

SECTION 23: ADJACENT PROPERTIES

NuFuels holds a 40% interest in part of the southeast quarter of Section 24 Township 17 North, Range 13 West in which enCore holds a 60% interest. NuFuels also holds a I 00% interest in mineral rights in parts of Sections 9, 24, and 25 of Township 17 North, Range 13 West (Tl 7NR13W), New Mexico 6th Principal Meridian.

In 2018, Laramide, NuFuels parent company, filed a NI 43-101 Technical Report on Mineral Resources of its Crownpoint Uranium Project (Mathisen, 2018). Table 23-1 summarizes Mineral Resources on NuFuels’ Crownpoint Project which comprises portions of Sections 9, 24, and the portion of the southeast quarter of Section 24 in which it holds a 40% interest, as reported in Mathisen (2018). enCore cautions that the information in Table 23.1, showing the total resource and NuFuels controlled resource, has not been verified by the author and is not necessarily indicative of the mineralization on the enCore property that is the subject of this Technical Report.

TABLE 23.1 Summary of Estimated Mineral Resources at Crownpoint Controlled by NuFuels

NOVEMBER 16, 2018

Tigris Uranium (US) Inc. - Crownpoint Uranium Project

Total Resources [a]				NuFuels Controlled Resources [b]
Total				NuFuels
Classification	Tonnage (1,000’s)	Grade %eU3O8	Contained U3O8 (1,000 pounds)	Tonnage (1,000’s)	Grade (%eU3O8)	Contained U3O8 (1,000 pounds)	% NuFuels
Inferred	4,163	0.106	8,798	2,497	0.102	5,079	57.7

Reported pounds and tons are rounded to the nearest 1,000

The Author notes of the 2018 Mathisen Report:

●	Mathisen (2018) classifies all of Laramide’ s estimated mineral resources as Inferred Mineral Resources.

●	Mineral Resources are reported at a GT cut-off: Minimum Grade (% eU3O8) x Thickness (Feet) for Grade > 0.5 % eU3O8, with a minimum cutoff grade of 0.03 eU3O8, and a minimum thickness of 2.0 feet.

●	This tabulation shows the total Inferred Mineral Resource and the portion thereof controlled by NuFuels: 100% of NW¼ Section 9, and NE¼ Section 25, and 40% of Section 24, all sections in Township 17 North, Range 13 West.

SECTION 24: OTHER RELEVANT DATA AND INFORMATION

To the author’s knowledge there is no other relevant data, information or other factors which would materially affect the mineral resource estimate provided herein or that could be provided to make the report more understandable.

SECTION 25: INTERPRETATION AND CONCLUSIONS

Available data used in this report has been verified and in the opinion of the author is reliable for the purposes of estimating mineral resources for the Project. This data supports the mineral resource estimation and categorization for the Project including an Indicated Mineral Resource of 12.664 million tons of material containing 29.044 million pounds of uranium at an average grade of 0.115 % eU3Q3 at the 0.25 ft% GT Cutoff, of which, the portion of the mineral resources controlled by enCore is approximately, 25.702 million pounds of U3O8 at an average grade of 0.117% e U3O8 Indicated Mineral Resource. At a 0.1 ft% GT cutoff an Inferred Mineral Resource quantity of at 3.011 million tons of material containing 6.438 million pounds of uranium at an average grade of 0.107 % eU3Q3 is estimated.

The portion of the Project with defined Indicated Mineral Resources would support a preliminary economic assessment or preliminary feasibility study (PFS).

The Project, including the Crownpoint and Hosta Butte areas, is considered by the author to represent a significant uranium resource and further work to progress the project towards mine development is warranted. Current and future long-term prices for uranium are expected to rise as a result of supply/demand changes being observed in the uranium markets, (UxC, LLC, 2021)

The technical risks related to the project are low as the mining and recovery methods are proven. In the opinion of the author, the Project could be developed as either TSR or some manner of conventional underground-mine operation.

The author is not aware of any other specific risks or uncertainties that might significantly affect the mineral resource estimates. Any estimation or reference to costs and uranium prices within the context of this report over the potential life of mine are by its nature forward-looking and subject to various risks and uncertainties. No forward-looking statement can be guaranteed, and actual future results may vary materially.

SECTION 26: RECOMMENDATIONS

The following recommendations relate to potential improvement and/or advancement of the Project and fall within two categories; recommendations to potentially enhance the resource base and recommendation to advance the Project towards development, which may be conducted contemporaneously.

Recommended Program to Increase Resource Base

Crownpoint

Mineralization within the Crownpoint portion of the Project is well defined by drilling. For this and other considerations discussed in this report over 90% of the mineral resources are classified as Indicated Mineral Resources. Further, in some areas additional drilling could be recommended to possibly enhance the resource base surface conditions limit access for drilling.

Hosta Butte

For the Hosta Butte portion of the Project, drilling is sparser and as a result the mineral resources are classified as approximately 70% Indicated and 30% Inferred Mineral Resources. Referring to the GT Contour Figures 14.10, 14.12, and 14.16 for Hosta Butte, targeted drilling in the areas where Inferred Mineral Resources have been projected along the mineralized trend could enhance the resources base by elevating the resource category. In addition, specifically regarding the B Zone, in the southwest portion of Section 3, Tl6N, R13W, drilling is sparse 400 foot spacing or greater which is greater than the width of the B Zone trend. Drilling in this area has the potential of expanding the resource along some 1,500 to 2,000 feet in this area. In addition, a minimum of two core holes are recommended to be completed in Section 3. With one targeting the B Zone and the other the D zone. In addition to evaluating radiometric equilibrium conditions, the cores should be tested for general engineering properties including dry density and compressive strength, porosity, and permeability, and for amenability to acid and alkaline leaching.

All costs stated in this section have been updated to reflect 2022 estimates. It is anticipated that drilling will be on the order of $11,000 to $12,000 USD per rotary drill hole at Hosta Butte including drilling and geophysical logging costs and site supervision. Depending on the core interval lengths, core drilling would add $2,000 to $3,000 USD per hole. General sample testing, assays, engineering, and metallurgical studies would cost a minimum of $75,000 USD. Based on a drilling program consisting of 20 rotary and 2 core holes and allowing a contingency for items such as site clearances and access the costs including testing would be on the order of $325,000 USD. A scoping study to assess the date recovered under this work would assess the project economics, mine plan, and regulatory approach to advance the project, and that is estimated to cost $250,000 USD.

Also, within the Hosta Butte area historic drilling indicates the presence of significant uranium mineralization in both the B and D Zones within Section 11, Tl6N, R13W. Completion of a detailed geologic investigation of for this area is recommended to determine potential targets for exploration. Specific drilling cannot be recommended until this investigation is complete. The cost of this investigation would be on the order of $75,000 USD. Dependent on positive recommendations from the review of the Phase 1 of work a second drilling program of the nature described for Section 11 would follow in a phased approach with an approximate cost of $350,000 USD.

Finally, presuming that the drilling program(s) are successful in enhancing the mineral resources the Technical Report would need to be updated.

The reader is cautioned that additional drilling may or may not enhance and/or expand the mineral resources depending upon the results of the drilling.

Recommended Programs to Advance the Project

No current preliminary economic assessment of the Project and/or feasibility study has been completed for the Project. The portions of the mineral resource base classified as Indicated Mineral Resource would support a preliminary economic assessment or preliminary feasibility study (PFS). A PFS of the project would not be dependent upon the foregoing recommendations related to the resource base as, in the author’s opinion the resource base as defined by the Indicated Mineral Resource is adequate to support a PFS. For the PFS it is recommended that the Crownpoint area be evaluated in greater detail as the first area to be developed followed by Hosta Butte. It is further recommended that work towards a preliminary feasibility study be phased beginning with a scoping study to develop a conceptual mine plan and evaluate alternatives. These alternatives should include both ISR and conventional means of recovery. The scoping study should also define the data necessary to support the completion of a preliminary feasibility study and the determination of probable mineral reserves. Based on the results of the scoping study a preliminary feasibility study could then be completed. Finally, a Technical Report would be prepared which addresses the probable mineral reserves and all other required items of Form 43-10 IF 1, Items 15 through 22.

A summary of recommended work and estimated costs follows:

Table 26.1 - Recommendation Costs Phase 1

Recommended Work Item	Estimated Budget
Hosta Butte Section 3 Drilling	$325,000 USD
Hosta Butte Section 11 Geologic Investigation	$75,000 USD
Scoping Study	$250,000 USD
Total:	$650,000 USD

Table 26.2 - Recommendation Costs Phase 2

Recommended Work Item	Estimated Budget
Hosta Butte Section 11 Drilling	$350,000 USD
Data Collection and Technical Studies	$250,000 USD
Preliminary Feasibility Study	$450,000 USD
Technical Report	$100,000 USD
Total:	$1,150,000 USD

SECTION 27: REFERENCES

Previous Reports:

Litz, J. E., Light, R. H., “Acid Leach Amenability of Crown Point Ore”, Hazen Research Inc., September 16, 1977.

Publications Cited:

Brister, B.S. and G.K Hoffman, 2002, “Fundamental Geology of the San Juan Basin Energy Resources. In New Mexico’s Energy, Present and Future”, New Mexico Bureau of Geology and Mineral Resources Decision Makers Field Conference.

Davis, James F., “Uranium Deposits of the Powder River Basin”, Contributions to Geology, Wyoming Uranium Issue, University of Wyoming, 1969.

Dodd, P.H., Droullaard, R. F., Lathan, C. P., “Borehole logging methods for exploration and evaluation of uranium deposits”, US Atomic Energy Commission, Reprinted from Mining and Groundwater Geophysics, 1967.

Mainville, A., Pool T., Trueman, T., Ward, D. M., Westall, N. D, “CIM Best Practice in Uranium Estimation Guidelines”, Canadian Institute of Mining, 2003.

Mathisen, M, “Technical Report on the Crownpoint Uranium Project, McKinley County, New Mexico, USA- NI 43-101 Report”, Roscoe Postle Associates Inc., November 2018

McCarn, “The Crownpoint and Churchrock Uranium Deposits San Juan Basin, New Mexico, United States of America”, Innovative Projects International, 1997.

McKay, A. D. et al, “Resource Estimates for In Situ Leach Uranium Projects and Reporting Under the JORC Code”, Bulletin November/December, 2007.

McLemore, V. T., and Chenoweth, W. L., “Uranium Mines and Deposits in the Grants District, Cibola and McKinley Counties, New Mexico”, New Mexico Bureau of Mines and Mineral Resources, December, 1991.

McLemore, V. T., “The Grants Uranium District, New Mexico: Update on Source, Deposition, and Exploration”, New Mexico Institute of Mining and Technology, November, 2010.

NUREG-1508, “Final Environmental Impact Statement to Construct and Operate the Crownpoint Uranium Solution Mining Project, Crownpoint, New Mexico”, Docket No. 40-8968, 1997

Peach, J., and Popp, A. V., “The Economic Impact of Proposed Uranium Mining and Milling Operations in the State of New Mexico”, New Mexico State University, August 1, 2008

Pelizza, M., and McCarn, D. W., “Licensing of in situ leach recovery operations for the Crownpoint and Church Rock uranium deposits, New Mexico: A Case Study”, in Recent Developments in Uranium Resource and Production with Emphasis on In Situ Lech Mining, IAEA-TECDOC-1396, June, 2004.

Scholle, P.A., “Geologic Map of New Mexico”, New Mexico Bureau of Geology and Mineral, 2003.

Squyres, J.B., “Uranium Deposits of the South San Juan Basin, New Mexico”, February, 1974

UxC, LLC, “Ux Weekly Volume 35, Number 40”, October 4, 2021

UxC, LLC, “Ux Weekly Volume 36, Number Ol”, January 3, 2022

Vogt, T, Strom, T., Venuto, P., Winger, J, Scoggins, M., “In-Situ Leaching of Crownpoint, New Mexico, Uranium Ore: Part 6- Section 9 Pilot Test”, Society of Petroleum Engineers of AIME, December 1984

Web Site Links Cited:

http://www.cameco.com/investors/uranium prices and spot price/

www.city-data.com/city/Crownpoint-New-Mexico.htm#ixzz1u3xghRzR

http://www.nrc.gov/materials/uranium-recovery/license-apps/ur-projects-list-public.pdf

http://www.nrd.gov/materials/uranium-recovery/license-apps/ur-gantt-chart.pdf www.tax.newmexico.gov

http://laramide.com

https://www.usgs.govIcore-research-center

ADDENDUM A: Mineral Resource Audit-Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA

1849 TERRA AVENUE, SHERIDAN, WY 82801 | 307.672.0761

MEMO

TO:	Mr. Doug Underhill and Mr. Bill Sheriff, encore Energy Corp.
FROM:	Ben Schiffer P.G.
DATE:	January 17, 2022
SUBJECT:	Mineral Resource Audit-Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA

INTRODUCTION

WWC Engineering (WWC) was retained by encore Energy Corp (encore) to perform a mineral resource audit on the Crownpoint and Hosta Butte Uranium Project located in McKinley County, NM, USA (the Project). The basis for this analysis is the Crownpoint and Hosta Butte Uranium Project Mineral Resource Technical Report prepared for Tigris Uranium Corp (a predecessor company to encore) by BRS Engineering in 2012 (the Report). The WWC approach to the audit follows guidance developed by the Canadian Institute of Mining and Metallurgy and Petroleum (CIM) that can be found in Estimation of Mineral Resources And Mineral Reserves-Best Practice Guidelines (2003). Further, WWC met with the Report author in a virtual setting on December 15, 2021, to discuss specific items resulting from the audit. The following provides a review of the methodology, assumptions, conformity with definitions/classifications, recommendations, and a certification from the qualified person (QP) (Benjamin J. Schiffer, P.G. and Department Manager at WWC).

In summary, the Report provides the basis for an estimated 29.7 million pounds (eU3O8) of indicated mineral resources and 6.1 million pounds of inferred uranium resources at >0.10 GT cutoff (Grade x Thickness>0.10 feet-%eU3O8). For Crownpoint, the Report characterized these resources as ‘Total’ and ‘Tigris Controlled’, encore now controls all of the resources considered ‘Tigris Controlled’ in the Report. Table 1 provides a breakdown of indicated resources by area while Table 2 summarizes inferred resources by area.

Table 1. Summary of Indicated Resources

Area	GT Cutoff	Total Pounds (eU3O8)	Total Tons	‘Tigris’ Pounds	‘Tigris’ Tons
Crownpoint	0.10	19,205,000	9,477,000	16,071,000	7,876,000
	0.50	16,748,000	7,045,000	N/A	N/A
Hosta Butte	0.10	10,477,000	4,799,000	10,477,000	4,799,000
	0.50	8,598,000	2,952,000	N/A	N/A
Total	0.10	29,682,000	14,276,000	26,548,000	12,675,000
	0.50	25,346,000	9,997,000	N/A	N/A

Note: Tigris owns 100% of the estimated resources in its’ property, with the exception of the SW¼ of Section 24, where Tigris owns 60% and Laramide Resources Ltd. owns the remainder.

Crownpoint and Hosta Butte Uranium Project-Mineral Resource Audit

January 17, 2022

Table 2. Summary of Inferred Resources

Area	GT Cutoff	Pounds (eU3O8)	Tons	‘Tigris’ Pounds	‘Tigris’ Tons
Crownpoint	0.10	1,562,000	743,000	1,508,000	712,000
Hosta Butte	0.10	4,571,000	2,046,000	4,571,000	2,046,000
Total		6,133,000	2,789,000	6,079,000	2,758,000

Note: Tigris owns 100% of the estimated resources in its’ property, with the exception of the SW¼ of Section 24, where Tigris owns 60% and Laramide Resources Ltd. owns the remainder.

METHODOLOGY

The methods used to estimate the indicated and inferred uranium mineralization for the Project followed standard in-situ recovery (ISR) processes. The processes include the following steps: data review and verification, development of a geologic model, evaluation of radiometric equilibrium, mapping of the uranium trends using the GT Contour system and finally calculating the mineral resource estimates. The following summarizes the work conducted for each of these steps.

Data Review and Verification

The Report author conducted industry standard verification efforts to the drillhole geophysical log data set. The drillhole dataset was comprised of the following for Crownpoint: 482 logs of which 389 (81%) were mineralized with a total of 873 intercepts. The drillhole dataset for Hosta Butte was comprised of 135 drillholes with 93 (69%) having mineralization with a total of 155 intercepts. These verification methods included the following:

●	Stated familiarity with geophysical logging instruments commonly used for exploration and development by major uranium companies (including Conoco Minerals).

●	Met with a former geophysical logging operator at the Project to verify field calibration, routine calibration, and full calibration procedures.

●	Reviewed K factors, deadtimes and water factors recorded on many of the logs and on all of the internal calculation sheets. 37 drillholes with 104 mineralized intercepts at Crownpoint were evaluated using the half amplitude method and compared against historic electronic database resulting in the independent values for GT within 3% of database values.

●	20 drillholes with 26 mineralized intercepts at Hosta Butte were evaluated using the half amplitude method and compared against the historic electronic database resulting in the independent values for GT within 1% of database values.

●	Uniquely, the author was able to personally examine some historic drill core material from the Project which enabled independent sampling and laboratory assay work.

●	20 assays of core from the Project were selected by the Report author and confirmatory results obtained from a certified lab were compared to onsite beta gamma and independent lab assay using fluorometric analysis. All confirmatory results were higher for beta gamma or fluorometric analysis.

●	A density of 16 ft3/ ton was used based on Project feasibility studies and experience of the author. Of note, for the November 2018 Technical Report, which evaluated the adjacent Crownpoint Uranium Project, Laramide Resources Ltd. used a bulk density of 15 ft3/ton which, if applied to this Project, would result in an increase of 6.25% in the estimated resources of the Project.

Crownpoint and Hosta Butte Uranium Project-Mineral Resource Audit

January 17, 2022

In the QP’s opinion, the work undertaken by the Report author in terms of verification and review is consistent with standard industry practices. It is also this QP’s opinion that the half amplitude method for evaluating anomalous gamma intercepts is appropriate for /SR project mineral resource mapping and estimation. Further, the additional laboratory assays and meeting with a former logging truck operator go beyond industry standards. For this audit, the QP reviewed 44 geophysical logs (7%) from the Project.

Geologic Model Development

The Report author used industry standard methods to develop a geologic model for the Project. The geologic model used intercepts in the mineralized sands to correlate adjacent intercepts to estimate the nature/ orientation of the particular roll front system in the local area. This concept was then used across the Project in conjunction with intercepts that met minimum grade and thickness to establish the resource estimate using GT contours.

In the QP’s opinion, the geologic model developed for the Project is reasonable and used appropriate methods to support GT contour resource maps. However, it is not apparent that the author used reduction/oxidation boundaries within the mineralized zones to ‘inform’ the geologic model or resulting GT contour maps. This does not impact the quality or accuracy of the resource estimate, but should the Project be advanced to the point of wellfield development, understanding the oxidation/ reduction systems within each mineralized zone will be necessary and therefore require additional work.

GT Contour Method

The basis for the resource estimated in the Report is derived from GT contour mapping of the individual mineralized zones found in the Project. The GT contour or Grade x Thickness method has become industry standard for U.S. ISR projects for a number of reasons. First, it is relatively simple to plot the GT values and develop the contours of equal GT with most mapping platforms capable of providing the area within the contours. Second, as the Report author illustrates, the GT method is effective at reducing the influence of high grade or high thickness intercepts. Third, the method builds on geologic interpretations and has been consistently proven to provide relatively accurate estimates on tabular or roll-front type mineralized trends as observed at the Project. Finally, the GT contour method facilitates mine planning where production patterns can be placed on the GT contour maps easily and effectively.

The author used industry standard steps to arrive at the mineral resource estimate in the Report. First, a cutoff criteria (0.02% eU30s grade and GT of 0.10) was applied to the drillhole database, which included 389 drillholes for the Crownpoint mapping and 42 for the Hosta Butte mapping. Second, GT values and thickness (T) for the mineralized zones (A, B, C and D at Crownpoint and B, C, and D at Hosta Butte) were plotted and contoured using variable contour intervals. Third, the influence of high GT intercepts were mitigated by using ’breaklines’, which limited to less than ½ the distance high GT contours can go to the next drillhole with a lower GT value. Fourth, the author used a relatively conservative distance of 50 feet for the radius of influence as determined by correlating geophysical logs across or perpendicular to mineral trend. Further, for the indicated resources, the maximum projection along trend used a distance of 300 feet with a maximum of 600 feet applied to the inferred resources. Finally, GT contour data were used to calculate pounds of LJ30s by applying a rock density factor while grade was calculated by dividing GT with T. This can also be done by measuring the areas within each contour interval along with determining the average GT values from the drillholes within the specific interval. Then pounds of uranium can be calculated by multiplying average GT, area and conversion factor then dividing by the tonnage factor.

Crownpoint and Hosta Butte Uranium Project-Mineral Resource Audit

January 17, 2022

In the QP’s opinion, the methods and steps undertaken to develop the GT contour maps and resulting resource estimates were reasonable and consistent with standard industry practices. As a general matter, the methods used by the author (drillhole spacing) and inputs (density) are conservative with respect to the mineral estimate. Further, the estimate of indicated and inferred resources meets CIM standards and are compliant with CIM definitions in place at the time of authorship. Of note, CIM guidance, dated August 2020, was released after issuance of the Report and CIM now requires a technical report provide some analysis around the prospects for eventual economic extraction which would remove isolated single intercepts from the resource estimate. The author of the Report suggested in his experience, that this typically results in a reduction of approximately 10% from the resource estimate. The QP identified sixteen (16) such occurrences in the Report and suggests that the reduction in resources for the Project would likely be less than 10%. Interestingly, the author also evaluated the resources using a 0.50 GT cutoff which focuses on the higher-grade mineralization and results in a decrease in the tons (-25.6%) and resources (-12.8%) with a corresponding increase in the average grade (+16.6%). Installing production /SR patterns using the 0.50 GT cutoff may have the potential to reduce wellfield CAPEX, while maintaining the majority of the total Project production profile.

REVIEW OF ASSUMPTIONS

Key assumptions used in the mineral resource estimate include grade cutoff, GT cutoff, disequilibrium factor and density. The Report used a minimum cutoff grade of 0.02% eU30s and minimum GT cutoff of 0.10, which is standard and typical for projects that will employ ISR methods for extraction. While chemical assays demonstrated a higher uranium content than historic methods, the Report used a disequilibrium factor of 1, which is conservative and appropriate. Finally, the Report used 16 ft3/ton for the unit weight density or tonnage factor based on the author experience with similar sandstone hosted uranium deposits.

In the QP’s opinion, the grade cutoff, GT cutoff, disequilibrium factor and density were reasonable and consistent with standard industry practices.

CONFORMITY WITH MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

The Report provided estimates of mineral resources that met inferred and indicated classifications for the Project. The estimated inferred resources within the Project consist primarily of extensions of indicated mineralization along geologic trends. Inferred mineral resources by definition can only be reasonably assumed based on limited sampling and apparent continuity. The estimated indicated mineral resources within the Project are based on drill density, continuity, geologic correlation, and modeling.

Crownpoint and Hosta Butte Uranium Project-Mineral Resource Audit

January 17, 2022

The QP agrees with the methods to classify the estimated resources for the Project and believes they are consistent with CIM definition and guidance. However, as shown on the inset figure, there was an area in the D zone at Hosta Butte where inferred resources are mapped but appear to have unmineralized drillholes present (Figure 14.14). In the QP’s opinion, there is very little qualitative impact with a small area of inferred resources and upon further review, other inferred areas in the Project all appear to be constrained by drillholes and the extensions from indicated areas appear reasonable. Most importantly, the inferred and indicated mineral resources meet C/M definition and industry standard practices in place at the time of authorship.

RECOMMENDATIONS

In the QP’s opinion, the Report is high quality and meets CIM requirements and definitions in place at the time of issuance but could be slightly improved with a few ‘cosmetic’ updates. First, Hosta Butte cross-section H1-H1’ depicts thickness and GT versus the typical thickness and grade consistent with the other cross-sections. Second, the Report does not provide the drillhole spacing used for the indicated resource estimate. Based on the GT contour maps, the QP agrees with the classification of the resources but prefers the spacing to also be clearly indicated in the narrative. Third, the GT Contour maps (Figures 14.2-14.15) do not clearly depict the figure identification number. Fourth, Figures 14.14 and 14.15 should indicate D zone T and GT in the legend box rather than B zone. Fifth, as discussed previously, the GT map of Hosta Butte D zone includes inferred mineral with apparent barren drillholes. Clearly, these suggestions are primarily aesthetic in nature and have virtually no impact on the resource estimate or the risks therein, but would generally improve the quality of the Report. Finally, changes in CIM guidance after 2012 would likely result in a decrease in the estimated resources as isolated intercepts that met cutoffs could not be used as it is impossible to evaluate the eventual economic extraction based on an isolated drillholelintercept(s).

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

WILLIAM PAUL GORANSON

I, William Paul Goranson, P.E., do hereby certify that:

1.	I am the Chief Executive Officer and Director of enCore Energy Corp. located at 101 N. Shoreline Blvd. Suite 450, Corpus Christi, TX 78401.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I have worked as an engineer over 34 years. My work experience includes: industrial engineering, uranium exploration, reservoir engineering/hydrology, mine production using in situ recovery, project development and construction, health, safety, environment, and radiation safety program management, mine/mill decommissioning and reclamation, and executive management uranium recovery companies and corporate divisions.

4.	I was last present at the site on February 4, 2020.

5.	I am responsible Sections 4, 13, Cutoff Criteria in Section 14, and 23 of the report.

6.	I am not independent of the issuer as described in section 1.5 of NI 43-101.

7.	I do have prior working experience on the property.

8.	I have read the definition of”qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

9.	I have read NI 43-101 and Form 43-lOIFl, and the Technical Report has been prepared in compliance with same.

10.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report and its reference in the Annual Information Form issued by enCore Energy Corp. for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

11.	I consent to the filing of the Technical Report and the Annual Information Form referencing the Technical Report with any stock exchange and/or other appropriate regulatory authority.

February 25, 2022

Signed and Sealed

William Paul Goranson, P.E.

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

JOSHUA C. STEWART

I, Joshua C. Stewart, P.E., P.G., do hereby certify that:

1.	I am a Project Engineer for BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I graduated from the Colorado School of Mines with a Bachelor of Science degree in Geological Engineering in 2014 and a Master of Science in Geological Engineering in 2016. I am a licensed Professional Engineer in Wyoming and a licensed Professional Geologist in Wyoming.

4.	I have worked as an engineer and a geologist for 7 years. My work experience includes open pit mining and reclamation operations, hydrology, and mineral resource modelling.

5.	I have not visited the site.

6.	I am responsible for the material in Section 14 of the report.

7.	I am independent of the issuer in accordance with the application of Section 1.5 of NI 43-101. I have no financial interest in the property and am fully independent of encore. I hold no stock, options or have any other form of financial connection to encore.

8.	I do not have prior working experience on the property as stated in the report.

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.

11.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I consent to the filing of the Technical Report and the Annual Information Form referencing the Technical Report with any stock exchange and/or other appropriate regulatory authority.

February 25, 2022
“Original signed and sealed”
Isl Joshua C. Stewart

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

DOUGLAS BEAHM

I, Douglas L. Beahm, P.E., P.G., do hereby certify that:

1.	I am the Principal Engineer and President of BRS, Inc., 1130 Major Avenue, Riverton, Wyoming 82501.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I graduated with a Bachelor of Science degree in Geological Engineering from the Colorado School of Mines in 1974. I am a licensed Professional Engineer in Wyoming, Colorado, Utah, and Oregon; a licensed Professional Geologist in Wyoming; a Registered Member of the SME.

4.	I have worked as an engineer and a geologist for over 48 years. My work experience includes uranium exploration, mine production, and mine/mill decommissioning and reclamation. Specifically, I have worked with numerous uranium projects hosted in sandstone environments in Wyoming.

5.	I have visited and inspected the project site previously. During the period of 16April through 18 April, I inspected the subject properties and reviewed the available data for them at the mine office of Hydro Resources Incorporated (HRI) located in Crownpoint, New Mexico.

6.	I am responsible for the overall report subject to those sections or potions thereof acknowledged by other contributing authors herein.

7.	I am independent of the issuer in accordance with the application of Section 1.5 of NI 43-101. I have no financial interest in the property and am fully independent of encore. I hold no stock, options or have any other form of financial connection to encore, encore is but one of many clients for whom I consult.

8.	I do have prior working experience on the property as stated in the report.

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with same.

11.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

February 25, 2022
“Original signed and sealed”
Isl Douglas L. Beahm

SIGNATURE PAGE AND CERTIFICATE OF QUALIFIED PERSON

CARL DAVID WARREN

I, Carl David Warren, P.E. P.G., do hereby certify that:

1.	I am a Project Engineer for BRS Engineering. Located in Riverton Wyoming, at 1130 Major Ave.

2.	I am a contributing author of the Technical Report titled “Crownpoint and Hosta Butte Uranium Project, McKinley County, New Mexico, USA Mineral Resource Technical Report, National Instrument 43-101, Update, (the “Technical Report”).

3.	I graduated with a Bachelor of Science in Geological Engineering from the Colorado School of Mines in 2009 and have a Master of Science Degree in Nuclear Engineering from the Colorado School of Mines in 2013. I am Licensed Professional Engineer and a Licensed Professional Geologist in the State of Wyoming.

4.	I have worked as both an engineer and a geologist for a cumulative 12 years and have over 15 years of working experience in the mining industry. My relevant work experience includes: underground mining, ore control, geological mapping, core logging and data management, uranium exploration, and uranium resource modelling.

5.	I have not visited the site.

6.	I am responsible for the material in Section 14 of the report.

7.	I am independent of the issuer as described in section 1.5 of NI 43-101.

8.	I do not have prior working experience on the property.

9.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

10.	I have read NI 43-101 and Form 43-l0lFl, and the Technical Report has been prepared in compliance with same.

11.	As of the date of this report, to the best of my knowledge, information and belief, the parts of the Technical Report and its reference in the Annual Information Form issued by enCore Energy Corp. for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

12.	I consent to the filing of the Technical Report and the Annual Infonnation Fonn referencing the Technical Report with any stock exchange and/or other appropriate regulatory authority.

February 25, 2022
/s/ Carl David Warren
Signed and Sealed

Carl David Warren P.E. P.G.